Exhibit 2.1

STOCK PURCHASE AGREEMENT

Dated as of April 14, 2017

 by and among

ASHLAND LLC,

 PHARMACHEM LABORATORIES, INC.,

the holders of Common Stock identified on Exhibit A hereto,

DR. DAVID PEELE

and

 PHOTON SH REPRESENTATIVE LLC, as the Shareholders’ Representative

i

EXHIBITS AND SCHEDULES

Exhibits

Exhibit A	Company Shareholders
Exhibit B	Escrow Agreement
Exhibit C	Certification of Non-U.S. Real Property Interest (Pharmachem Laboratories, Inc.)
Exhibit D	Certification of Non-U.S. Real Property Interest (Avoca Inc.)
Exhibit E	Fairness Opinion

Shareholders’ Disclosure Schedule

Section 3.6(b)(i)	Title to Shares

Company Disclosure Schedule

Section 1.1	Permitted Liens
Section 4.2	Subsidiaries
Section 4.3(b)	Ownership of Common Stock
Section 4.5(b)(iv)	Consents and Approvals
Section 4.8(a)	Financial Statements
Section 4.8(b)	Internal Accounting Controls
Section 4.8(c)	Accounts Receivable
Section 4.8(e)	Indebtedness
Section 4.9	No Undisclosed Liabilities
Section 4.10	Absence of Certain Changes
Section 4.11	Title to Personal Property
Section 4.12(a)	Leased Real Property
Section 4.12 (b)	Owned Real Property
Section 4.13(a)	Registered Intellectual Property
Section 4.14(a)	Material Contracts
Section 4.15	Related Party Agreements
Section 4.16	Compliance with Applicable Law; Permits
Section 4.17	Litigation
Section 4.18(a)	Labor Complaints or Charges
Section 4.18(c)	Compliance with Labor Laws
Section 4.19(a)	Company Benefit Plans
Section 4.19(f)	Employee Matters
Section 4.20	Environmental Matters
Section 4.21	Tax Returns and Tax Payments
Section 4.22	Insurance
Section 4.24	Material Customers, Suppliers and Distributors
Section 6.1	Conduct of Business Prior to Closing
Section 6.1(e)	Contracts for Disposition of Properties or Assets
Section 6.1(l)	Settlements

EXHIBITS AND SCHEDULES (continued)

Annexes

Annex 1.1(a)	Allocation Annex
Annex 1.1(b)	Net Working Capital

v

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of April 14, 2017 (this “Agreement”), is made by and among: (i) Ashland LLC, a Kentucky limited liability company (“Parent”); (ii) Pharmachem Laboratories, Inc., a New Jersey corporation (the “Company”); (iii) the holders of Common Stock identified on Exhibit A hereto (the “Company Shareholders”); (iv) Dr. David Peele (the “Atom Minority Shareholder”); and (v) Photon SH Representative LLC, solely in its capacity as the shareholder representative hereunder (the “Shareholders’ Representative”).  Capitalized terms used herein without definition shall have the meanings specified in ARTICLE 1.

RECITALS

WHEREAS, the Company Shareholders own all of the issued and outstanding shares of Common Stock;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Company Shareholders desire to sell to Parent, and Parent desires to purchase from the Company Shareholders, all of the issued and outstanding shares of Common Stock;

WHEREAS, the Atom Minority Shareholder holds 16 shares of Atom Common Stock (the “Atom Minority Shares”) and the Company owns 84 shares of Atom Common Stock, together constituting all of the issued and outstanding shares of Atom Common Stock;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Atom Minority Shareholder desires to sell to the Company, and the Company desires to purchase from the Atom Minority Shareholder, all of the Atom Minority Shares;

WHEREAS, at the Closing following the purchase of the Common Stock, Parent desires to contribute cash to the capital of the Company for the purpose of funding the Company’s purchase of the Atom Minority Shares, and the Company desires that Parent pay such cash directly to the Atom Minority Shareholder on the Company’s behalf on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the ESOP Trustee has received an opinion from the Qualified Independent Appraiser (the “Fairness Opinion”) that (i) the price to be received by the ESOP for its shares of Common Stock is not less than fair market value (as such term is used in determining “adequate consideration” under section 3(18) of the Employee Retirement Income Security Act of 1974, as amended “ERISA”) of such shares and (ii) the terms and conditions of the transactions contemplated herein are fair and reasonable to the ESOP from a financial point of view;

NOW, THEREFORE, in consideration of the foregoing, and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE 1.
 DEFINED TERMS

1.1                Certain Definitions.  For purposes of this Agreement:

“Adjusted Base Consideration” means $660,000,000 plus (i) the Estimated Closing Cash, plus (ii) the Estimated Net Working Capital Adjustment Amount and minus (iii) Estimated Closing Indebtedness and minus (iv) Estimated Company Transaction Expenses.

“Adjustment Amount” equals the sum (which may be positive or negative) of:

(a)            Closing Net Working Capital (as finally determined in accordance with the procedures set forth in Section 3.4) minus Estimated Closing Net Working Capital, plus

(b)            Closing Cash minus Estimated Closing Cash, plus

(c)            Estimated Closing Indebtedness minus Closing Indebtedness (as finally determined in accordance with the procedures set forth in Section 3.4), plus

(d)            Estimated Company Transaction Expenses minus Company Transaction Expenses (as finally determined in accordance with the procedures set forth in Section 3.4).

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; provided that such Person shall be deemed an affiliate for only so long as such control exists and, for purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of such person, whether through the ownership of voting securities, by Contract, or otherwise.

“Allocation Annex” means Annex 1.1(a) hereto.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and any other Laws that are designed or intended to prohibit, restrict or regulate (a) foreign investment or (b) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Atom” means Avoca Inc., a North Carolina corporation.

“Atom Common Stock” means the common stock of Atom.

“Base Working Capital” means $78,000,000.

“Business Day” means a day, other than Saturday or Sunday, on which banks generally are open for the transaction of business in New York, New York.

“Cash” means all cash and cash equivalents (including certificates of deposit and restricted cash) of the Company and its Subsidiaries.  For the avoidance of doubt, Cash shall be calculated net of issued but uncleared checks and drafts and shall include checks and wire transfers and drafts deposited or available for deposit for the account of the Company and its Subsidiaries.

“Closing Date Cash Consideration” means an amount equal to (i) the Adjusted Base Consideration minus (ii) the Reserve Amount minus (iii) the Purchase Price Escrow Amount.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock of the Company.

“Company Fundamental Representations” means the representations and warranties set forth in the first sentence of Section 4.1 (Corporate Organization), Section 4.2 (Subsidiaries and Minority Interests), Section 4.3 (Capitalization; Ownership), Section 4.4 (Authority) and Section 4.23 (Broker’s Fees).

“Company Material Adverse Effect” means any change, effect, event, state of facts, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets, properties or results of operations of the Company and its Subsidiaries, taken as a whole; provided that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following constitute, or be taken into account in determining whether there has been or may be a “Company Material Adverse Effect”: (a) changes generally affecting the United States or international economy or political, regulatory, business, economic, financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (b) changes generally in any industry or segments therein currently engaged in by the Company or its Subsidiaries; (c) the negotiation, execution, delivery, performance, pendency or announcement of this Agreement and the transactions contemplated hereby, including any litigation, customer cancellations of services or delays in the start of services, any reduction in sales and adverse change in customer, supplier, licensor, distributor, consultant, employee, independent contractor, financing source, shareholder, partner or similar relationships (it being understood that this clause (c) shall not apply with respect to any representation or warranty contained in this Agreement (including for purposes of Section 8.2) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the negotiation, execution or delivery of this Agreement, the performance of obligations under this Agreement or the consummation of the transactions contemplated by this Agreement); (d) acts of war or military actions (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement; (e) any hurricane, tornado, volcano, earthquake, flood, or other natural disaster or act of God; (f) changes in applicable Laws, accounting requirements or principles, including GAAP, after the date hereof, or any interpretations thereof by any Governmental Entity (or other authoritative interpretation or enforcement thereof); or (g) any failure, in and of itself, by the Company or its Subsidiaries to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Parent or any of its Representatives (it being understood that this clause (g) shall not prevent a determination that any change or effect underlying such failure to meet estimates has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); provided, however, that the foregoing clauses (a), (b), (d), (e) and (f) of this definition shall not apply to the extent such changes, effects, events, state of facts, developments or occurrences have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes, effects, events, state of facts, developments or occurrences have on other companies in the industry in which the Company and its Subsidiaries primarily operate.

“Company Transaction Expenses” means (a) all out-of-pocket fees and expenses of third-party advisors incurred or payable by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, including the fees and expenses of investment bankers, legal counsel and accountants, (b) 100% of the aggregate premium and costs relating to the procurement by the Company of the D&O Insurance, (c) all payments under the Pharmachem Laboratories, Inc. Sale Bonus Plan and all other change in control, bonus, retention, incentive and other similar payments incurred or payable by the Company or any of its Subsidiaries solely as a result of or in connection with the transactions contemplated by this Agreement (including as a result of an acceleration of any such payment), together with the employer-paid portion of any employment or payroll taxes related thereto, and (d) all other miscellaneous expenses or costs, in each case, incurred or payable by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, but excluding ISRA Costs and Expenses.  Company Transaction Expenses shall not include any Company Transaction Expenses to the extent paid prior to 12:01 a.m. on the Closing Date and shall include, without duplication, any amounts paid at Closing pursuant to Section 3.2(c).

“Confidentiality Agreement” means that certain letter agreement, dated November 9, 2016, between the Company and Parent.

“Contract” means any written or oral contract, commitment, agreement, arrangement, note, bond, mortgage, lease, sublease, license or other agreement legally binding on any party, including all amendments thereto.

“Default” means, with respect to any Person, a default (or an event which, with notice or lapse of time or both would constitute a default) under, an event or circumstance which gives rise to any right of termination, acceleration, modification or cancelation of any right or obligation of such Person under, entitle any person to increased, additional or guaranteed rights or which result in the creation of any Lien on any of such Person’s assets pursuant to, or results in a loss of any benefit to which such Person is entitled under, any Contract to which such Person is a party, or by which any it or its properties or assets is bound.

 “Escrow Agent” means JPMorgan Chase Bank, N.A., or its successor, in its capacity as such pursuant to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement in substantially the form attached hereto as Exhibit B among Parent, the Shareholders’ Representative and the Escrow Agent.

“ESOP” means the Pharmachem Laboratories, Inc. Employee Stock Ownership Plan.

“ESOP Trustee” means Wilmington Trust, N.A. and successors.

“Estimated Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (a) Estimated Closing Net Working Capital, minus (b) Base Working Capital.

“Financial Statements” means (i) the audited consolidated balance sheet as of September 30, 2016 (the “Latest Balance Sheet”) and September 30, 2015 and the related statements of income and cash flows for the fiscal years then ended, together with the related notes thereto and reports thereon and (ii) the unaudited consolidated balance sheet as of December 31, 2016.

“Fraud” means, with respect to any Person, an actual and intentional fraud, provided, however, that such actual and intentional fraud of such Person shall only be deemed to exist if such Person had actual knowledge (as opposed to imputed or constructive knowledge) of the applicable misstatement or omission (whether oral or written) and such misstatement or omission was made with the specific intention to mislead the other party and for such other party to rely thereon to its detriment and such party did in fact rely thereon to such party’s detriment.  Section 11.2(c) sets forth the liability of, or other remedy with respect to, any Person (including any Shareholder) for any Losses for claims of, or causes of action arising from, Fraud.

“Fully Diluted Pro Rata Portion” has the meaning set forth in the Allocation Annex.

“Funded Debt” means, without duplication, (but, in each case, excluding obligations of the Company or any of its Subsidiaries to the Company or any of its Subsidiaries), the sum of (in each case, including any accrued interest, prepayment penalties, make-whole payments and premiums, breakage costs, fees and other amounts due on payment), (a) all obligations of the Company and its Subsidiaries for borrowed money; and (b) other indebtedness of the Company and its Subsidiaries evidenced by notes, bonds, debentures or other debt securities.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any federal, state or local court, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign (including, without limitation, multi-national).

“Indebtedness” means, without duplication (but, in each case, excluding obligations of the Company or any of its Subsidiaries to the Company or any of its Subsidiaries), the sum of (in each case, including any accrued interest, prepayment penalties, make-whole payments and premiums, breakage costs, fees and other amounts due on payment), (a) all Funded Debt; (b) any obligations of the Company or any of its Subsidiaries to pay the deferred purchase price of property, goods or services already received, except trade accounts payable and other current liabilities arising in the ordinary course of business; (c) capitalized lease obligations of the Company and its Subsidiaries; (d) all obligations by which the Company or any of its Subsidiaries assures a creditor against loss, including reimbursement obligations with respect to letters of credit, (e) all indebtedness secured by a Lien on the assets or properties of the Company or any of its Subsidiaries, whether or not the indebtedness secured thereby has been assumed by the Company or its applicable Subsidiary, (f) all obligations of the Company or any of its Subsidiaries in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements and (g) indebtedness of the types described in clauses (a) through (f) that is guaranteed, directly or indirectly, in any manner by the Company or any of its Subsidiaries; provided, however, that, notwithstanding the foregoing, for purposes of calculating Estimated Closing Indebtedness and Closing Indebtedness, Indebtedness of the type described in clause (d) or clause (g) shall be included only to the extent there is a demand for payment of such Indebtedness.

“Intellectual Property” means all intellectual property rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications (including all utility and design patents), statutory invention registrations, including all continuations, divisionals, continuations-in-part and provisionals and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions (including supplementary protection certificates) of any of the foregoing (“Patents”); (b) trademarks, service marks, trade dress, trade names, logos, corporate names and other source or business identifiers, and all of the goodwill associated with any of the foregoing, and all registrations, applications for registration, renewals and extensions for any of the foregoing (collectively, “Marks”); (c) copyrights and copyrightable works, including Software, documentation, databases and Internet website content and all registrations, applications for registration, renewals, extensions and reversions of any of the foregoing (collectively, “Copyrights”); (d) Internet domain names, and registrations and applications for registration therefor, and social media identifiers, handles and tags; and (e) Trade Secrets.

“ISRA Costs and Expenses” means any fees, expenses or costs incurred by the Company or its Subsidiaries pursuant to Section 7.5(c) or any other fees, expenses or costs (including fees, expenses or costs of third party advisors) arising from compliance with ISRA in connection with the transactions contemplated by this Agreement.

“Knowledge of the Company” and similar phrases mean the actual knowledge, without investigation, of Colin MacIntyre, Joe Wesolowski, Paul Borrell, Paul Halada, David Peele, Guus Gerritsen and Peter Hafermann.

“Law” means any statute, code, law, ordinance, rule, regulation, directive or Order of any Governmental Entity.

“Liens” means all liens, mortgages, pledges, charges, encumbrances (including restrictive covenants or deed restrictions in connection with environmental or remedial obligations), options, leases, subleases, licenses, adverse rights or claims and security interests whatsoever, including any rights of refusal or offer, and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

“Loss” or “Losses” means any liability, obligations, fines, penalties, losses, settlements, damages, claims, interest, awards and judgments, costs, Taxes and expenses (including reasonable attorneys’ fees and other reasonable costs and expenses of investigating or contesting any of the foregoing).

“Net Working Capital” means the sum of, without duplication, (a) a positive amount equal to the consolidated current assets of the Company and its Subsidiaries and (b) a negative amount equal to the consolidated current liabilities of the Company and its Subsidiaries, each component as calculated on a consolidated basis and determined in accordance with Annex 1.1(b), as calculated as of 12:01 a.m. on the Closing Date, and for the avoidance of doubt, not taking into account any of the transactions contemplated hereby.  Notwithstanding the foregoing, for purposes of calculating Net Working Capital, current assets and current liabilities shall exclude (A) any Indebtedness, (B) Cash (C) Company Transaction Expenses, (D) all current or deferred income Tax assets and liabilities and (E) ISRA Costs and Expenses.

“Order” means any writ, judgment, order, decree, injunction or ruling of any Governmental Entity.

“Parent Fundamental Representations” means the representations and warranties set forth in the first two sentences of Section 5.1 (Organization), Section 5.2 (Authority), Section 5.8 (Solvency) and Section 5.9 (Broker’s Fees).

“Parent Material Adverse Effect” means any material adverse effect on the ability of Parent to consummate the Closing in a timely manner or to perform any of its material obligations under this Agreement.

“Payoff Letter” means the letters provided by any Person holding Funded Debt setting forth the amount of such Funded Debt and the instructions for the payment of such Funded Debt.

“Permitted Liens” means all (a) mechanics’, carriers’ materialman’s, workmen’s, warehousemen’s, repairmen’s and similar statutory Liens arising by operation of Law in the ordinary course of business consistent with past practice for amounts not yet due and payable and for which adequate accruals or reserves have been established on the Financial Statements in accordance with GAAP or which are being contested in good faith by appropriate proceedings; (b) Liens for Taxes and assessments and other governmental charges and levies that are not yet due and payable or that may thereafter be paid without interest or penalty or which are being contested in good faith by appropriate proceedings and for which adequate accruals and reserves have been established on the Financial Statements in accordance with GAAP; (c) pledges or deposits to secure obligations under workers’ compensation or other similar Laws or to secure public or statutory obligations; (d) easements, covenants, rights of way, deed restrictions, restrictive covenants and other similar restrictions and agreements, and options, rights of first refusal or offer and other similar agreements, including any such covenants and restrictions in connection with environmental or remedial obligations that do not adversely affect in any material respect the current use of the property; (e) zoning and building Laws and codes and other similar land use Laws; (f) Liens arising under the Indebtedness; (g) with respect to Leased Real Property, Liens for which any landlord or overlandlord is responsible, including mortgages, ground leases, mechanics’ and similar Liens and unpaid Taxes, assessments and other governmental charges and levies (other than Taxes, assessments, other governmental charges and levies and other payments which the Company or any of its Subsidiaries is obligated to pay pursuant to the terms of the applicable Lease); and (h) Liens described on Section 1.1 of the Company Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, Governmental Entity, unincorporated organization or other entity.

“Qualified Independent Appraiser” means Adamy Valuation Advisors, Inc.

“R&W Insurance” means the insurance coverage provided pursuant to a buyer-side representation and warranty insurance policy that is summarized in that certain policy, effective as of the date hereof, by and between AIG Specialty Insurance Company and Parent.

“Representatives” means, as to any person, its officers, directors, employees, legal counsel, accountants, financial advisors, financing sources, consultants, insurers (including insurers and underwriters in respect of the R&W Insurance) and other agents and advisors.

“Reserve Amount” means $2,500,000.

“Shareholder Fundamental Representations” means the representations and warranties set forth in Section 3.6(a) (Organization; Power and Authority), Section 3.6(b) (Title), Section 3.6(c) (Authorization; Enforceability) and Section 3.6(f) (Brokers’ Fees).

“Shareholders” means the Company Shareholders and the Atom Minority Shareholder.

“Specified Person” means any person listed in the definition of “Knowledge of the Company”, Howard Tatz or Catherine Holmes.

“Subsidiary” when used with respect to any Person means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which at least fifty percent of the securities, or other interests having by their terms voting power to elect at least half of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned by such Person or by any one or more of its subsidiaries.

“Tax” or “Taxes” means all taxes or similar duties, fees, charges or assessments imposed by a Governmental Entity, in each case in the nature of a tax, including all taxes measured by or referred to as income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax, together with any interest and any penalties, additions to tax or additional amounts.

“Tax Return” means any return, report or statement required or permitted to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments or amendments thereto.

“Trade Secrets” means trade secrets, know-how, confidential and proprietary information, including financial, business or technical information, inventions (whether patentable or not), invention disclosures, improvements, designs, schematics, processes, formulas,  methodologies, techniques, plans and projections, customer, vendor and other business partner information, clinical data, chemistry, manufacturing and controls data, other data and all documentation (in whatever form or medium) embodying any of the foregoing not generally known to the public and that are maintained under secrecy.

“Treasury Regulation” means the income tax regulations promulgated by the Internal Revenue Service, Department of Treasury, pursuant to the Code.

1.2                Additional Definitions.  In addition to those terms defined in Section 1.1, the following terms have the meaning set forth in the Sections set forth below:

Acceptance Period	3.4(c)
Agreement	Preamble
Antitrust Division	7.5(b)
Arbitrator	3.4(d)
Atom Minority Shareholder	Preamble
Atom Minority Shares	Recitals
Certificates	3.3(a)
Closing	2.2
Closing Cash	3.4(a)
Closing Date	2.2
Closing Indebtedness	3.4(a)
Closing Net Working Capital	3.4(a)
Company	Preamble
Company Benefit Plan	4.19(a)
Company Disclosure Schedule	Article 4
Company IP Agreements	4.14(a)(ix)
Company Personnel	4.19(a)
Company Shareholders	Preamble
Company Transaction Expense Direction Notice	6.3
Copyrights	1.1
D&O Insurance	7.6(e)
Disputed Items	3.4(d)
Disqualified Individual	7.9
Environment	4.20(f)
Environmental Laws	4.20(f)
Environmental Permit	4.20(f)
ERISA	Recitals
ERISA Affiliate	4.19(c)
Estimated Closing Cash	3.1

Estimated Closing Indebtedness	3.1
Estimated Closing Net Working Capital	3.1
Estimated Company Transaction Expenses	3.1
Fairness Opinion	Recitals
Forward Looking Statements	5.10
FTC	7.5(b)
Hazardous Material	4.20(f)
HSR Act	4.5
indemnified party	10.5(a)
indemnifying party representative	10.5(a)
Indemnity Escrow Account	3.5(e)
Indemnity Escrow Amount	3.5(e)
Indemnity Escrow Release Date	3.5(f)
Interim Indemnity Escrow Release Date	3.5(f)
Interim Outstanding Claims	3.5(f)
ISRA	4.20(f)
IT System	4.13(g)
Leased Real Property	4.12(a)
Leases	4.12(a)
Legal Proceeding	4.17
Licensed Intellectual Property	4.13(b)
Marks	1.1
Material Contract	4.14(a)
Material Customers	4.24
Material Distributors	4.24
Material Suppliers	4.24
NJDEP	7.5(c)
Notice of Objection	3.4(c)
Outside Date	9.1(c)
Outstanding Claims	3.5(f)
Outstanding Tax Claims	3.5(d)
Outstanding Tax Return Claims	3.5(b)
Owned Intellectual Property	4.13(a)
Owned Real Property	4.12(b)
Parent	Preamble
Parent Indemnified Parties	7.2(b)
Parent Indemnitees	10.1(a)
Patents	1.1
Permits	4.16
Personal Data	4.13(g)
Post-Closing Statement	3.4(a)
Pre-Closing Statement	3.1
Pre-Closing Straddle Period	7.2(b)
Pre-Closing Tax Period	7.2(b)
Pre-Closing Tax Return	3.5(b)
Purchase Price Escrow Account	3.5(a)

Purchase Price Escrow Amount	3.5(a)
Registered Intellectual Property	4.13(a)
Release	4.20(f)
Released Parties	7.6(b)
Releasing Parties	7.6(b)
Remedial Action	4.20(f)
Reserve	11.10(b)
Shareholder Group	11.16
Shareholder Indemnitees	10.2(a)
Shareholder Released Parties	7.7(a)
Shareholder Releasing Parties	7.7(a)
Shareholders’ Representative	Preamble
Software	4.13(g)
Straddle Period	7.2(b)
Tax Escrow Account	3.5(c)
Tax Escrow Amount	3.5(c)
Tax Escrow Release Date	3.5(d)
Tax Return Escrow Account	3.5(b)
Tax Return Escrow Amount	3.5(b)
Tax Return Escrow Release Date	3.5(b)
Tax Return Excess	3.5(c)
Third Party Claim	10.5(a)
Transaction Tax Deductions	7.2(b)
Transfer Taxes	7.2(a)

               1.3                  Interpretation.

(a)            When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

(b)            The table of contents, headings and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c)            Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “will” shall be construed to have the same meaning and effect of the word “shall”.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole, including the Company Disclosure Schedule and all exhibits and annexes hereto, and not to any particular provision of this Agreement.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “or” shall be deemed to mean “and/or.”

(d)            All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(e)            The phrase “made available,” when used in reference to anything made available to Parent or its Representatives, shall be deemed to mean uploaded to and made available to Parent and its Representatives in the Intralinks on-line data room hosted on behalf of the Company in the on-line workspace captioned “Project Photon” or otherwise delivered to, or being in the possession of, Parent or its Representatives.

(f)             Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(g)            Reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually.

1.4                Calculation of Time Period.  When calculating the period of time before which, within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, then the period in question shall end on the next succeeding Business Day.

ARTICLE 2.
 PURCHASE AND SALE

2.1                Purchase and Sale of Common Stock and Atom Minority Shares.

(a)            At the Closing, and upon the terms and subject to the conditions set forth in this Agreement, Parent shall purchase from the Company Shareholders, and the Company Shareholders shall sell, convey, assign, transfer and deliver to Parent, all of the Common Stock, free and clear of all Liens.

(b)            At the Closing, immediately after the purchase and sale of Common Stock described in Section 2.1(a), and upon the terms and subject to the conditions set forth in this Agreement, the Company shall purchase from the Atom Minority Shareholder, and the Atom Minority Shareholder shall sell, convey, assign, transfer and deliver to the Company, all of the Atom Minority Shares, free and clear of all Liens.

2.2                Closing.  Unless this Agreement shall have been terminated pursuant to Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in ARTICLE 8, the closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Arnold & Porter Kaye Scholer LLP, 250 West 55th Street, New York, New York 10019-9710 at 10:00 a.m. local time on the date which is three (3) Business Days following the date on which all of the conditions set forth in ARTICLE 8 are satisfied or waived (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions) or such other date or time as may be mutually agreed in writing by Parent and the Company (the date on which the Closing actually occurs is the “Closing Date”).

ARTICLE 3.
 CLOSING MATTERS; REPRESENTATIONS AND WARRANTIES OF THE
SHAREHOLDERS

3.1                Pre-Closing Statement.  On or prior to the third Business Day preceding the Closing Date, the Company shall deliver to Parent a statement (the “Pre-Closing Statement”) setting forth its (a) reasonable estimate of Closing Cash (“Estimated Closing Cash”), Closing Net Working Capital (“Estimated Closing Net Working Capital”), Closing Indebtedness (“Estimated Closing Indebtedness”), and Company Transaction Expenses (“Estimated Company Transaction Expenses”) and (b) calculation of the Adjusted Base Consideration.  The Company shall provide Parent and its Representatives such back-up or supporting data or materials relating to the preparation of the Pre-Closing Statement as Parent may reasonably request.

3.2                Closing Payments.  At or prior to the Closing, Parent shall make, or cause to be made, the following payments by wire transfer of immediately available funds:

(a)            to (i) each Shareholder (other than the ESOP and, in the case of the Atom Minority Shareholder, on behalf of the Company), its Fully Diluted Pro Rata Portion of the Closing Date Cash Consideration and (ii) the ESOP an amount equal to the difference of (A) its Fully Diluted Pro Rata Portion of the Closing Date Cash Consideration minus (B) the Tax Return Escrow Amount minus (C) the Tax Escrow Amount minus (D) the Indemnity Escrow Amount; in each case, by either wire transfer of immediately available funds;

(b)            to the Shareholders’ Representative an amount equal to the Reserve Amount;

(c)            to the Person or Persons entitled thereto pursuant to the Company Transaction Expense Direction Notice, in the amounts and to the account or accounts designated therein, on behalf and for the account of the Company;

(d)            to the Persons or Persons entitled thereto pursuant to the Payoff Letters, to the account or accounts designated therein, the amounts specified therein; and

(e)            to the Escrow Agent the Purchase Price Escrow Amount, the Tax Return Escrow Amount, the Tax Escrow Amount and the Indemnity Escrow Amount in accordance with Section 3.5.

3.3                Withholding.

(a)            Certificates.  At the Closing, each of the Shareholders shall surrender to Parent (or, in the case of the Atom Minority Shareholder, to the Company) original certificate(s) evidencing the shares of Common Stock or Atom Common Stock, as applicable, held by such Shareholder, duly endorsed or accompanied by duly executed stock transfer powers (collectively,

“Certificates”) or, in the case of book-entry shares, an “agent’s message” (or such other evidence, if any, of transfer to Parent as Parent may reasonably request).

(b)            Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, the Person claiming such Certificate to be lost shall deliver a customary affidavit of that fact to the Company (prior to the Closing) or Parent (at the Closing) and, if requested by Parent, shall provide a customary indemnity against any claim that may be made against the Company with respect to such Certificate.

(c)            Withholding Taxes.  Parent, the Company, its Subsidiaries or the Shareholders’ Representative shall be entitled to deduct or withhold from any amounts payable pursuant to this Agreement to any Person such amounts as Parent, the Company, its Subsidiaries or the Shareholders’ Representative, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or non-U.S. Tax law.  To the extent that amounts are so withheld by Parent, the Company, its Subsidiaries or the Shareholders’ Representative, they shall be paid over to the appropriate Governmental Entity, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Company, its Subsidiaries or the Shareholders’ Representative, as the case may be.

3.4                Post-Closing Adjustment.

(a)            As soon as practicable but in no event later than the sixty (60th) day following the Closing Date, Parent shall deliver to the Shareholders’ Representative a statement (the “Post-Closing Statement”) setting forth (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of 12:01 a.m. on the Closing Date and (ii) its good faith calculation of (w) Cash as of 12:01 a.m. on the Closing Date (“Closing Cash”), (x) Net Working Capital as of 12:01 a.m. on the Closing Date (“Closing Net Working Capital”), (y) the aggregate amount of all Indebtedness of the Company and its Subsidiaries as of the Closing (“Closing Indebtedness”), and (z) Company Transaction Expenses.  The Post-Closing Statement shall be prepared in accordance with Annex 1.1(b).

(b)            Parent shall provide to the Shareholders’ Representative such back-up or supporting data or materials relating to the preparation of the Post-Closing Statement as the Shareholders’ Representative may reasonably request.  Parent shall provide, and cause the Company to provide, the Shareholders’ Representative and its Representatives with reasonable access to the Company’s auditors and accounting and other personnel and to the books and records of the Company and its Subsidiaries, and any other document or information under its control that is reasonably requested by the Shareholders’ Representative (including the workpapers of the Company’s auditors) for all purposes of this Section 3.4, including in order to allow the Shareholders’ Representative and its Representatives to prepare the Notice of Objection and participate in the resolution of any items set forth in a Notice of Objection, subject in each case to reasonable confidentiality restrictions, and other agreements customarily required in such circumstances, and, in each case upon reasonable advance notice and during normal business hours and in a manner that does not unreasonably interfere with the operations of Parent and its Subsidiaries.  The Shareholders’ Representative shall furnish to Parent and its

Representatives such workpapers (including the workpapers of any accountant or auditor retained by the Shareholders’ Representative in connection with this Section 3.4) or other documents or information under its control that is reasonably requested by Parent for purposes of reviewing any Notice of Objection and participating in the resolution of any items set forth in any Notice of Objection.

(c)            If the Shareholders’ Representative has any objections to the Post-Closing Statement or any of the amounts set forth therein, it shall deliver to Parent a written statement (a “Notice of Objection”) describing its objections in detail and providing reasonable supporting detail with respect to any objections set forth therein not later than forty-five (45) days after its receipt of the Post-Closing Statement (such forty-five (45) day period, the “Acceptance Period”).  If the Shareholders’ Representative fails to deliver a Notice of Objection within the Acceptance Period, the Post-Closing Statement and the amounts set forth therein shall be deemed to have been accepted by the Shareholders’ Representative and shall be binding upon all of the parties to this Agreement for all purposes hereof.  Any items set forth in the Post-Closing Statement that are not objected to by the Shareholders’ Representative in a Notice of Objection during the Acceptance Period shall be deemed to have been accepted and shall be binding upon all of the parties to the Agreement for purposes hereof.  If the Shareholders’ Representative delivers a Notice of Objection to Parent within the Acceptance Period, the Shareholders’ Representative and Parent shall endeavor in good faith to resolve the Shareholders’ Representative’s objections within the thirty (30) day period following the delivery of the Notice of Objection.  Within fourteen (14) days of delivery by the Shareholders’ Representative of the Notice of Objection (or, if there is no timely Notice of Objection, after the expiration of the Acceptance Period), if the balance of the Purchase Price Escrow Account exceeds the aggregate amount disputed in the Notice of Objection, Parent and Shareholders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account an amount equal to such excess to each Shareholder of its Fully Diluted Pro Rata Portion of such amount, in accordance with the Allocation Annex.

(d)            In the event that a written agreement resolving all of the Shareholders’ Representative’s objections has not been reached within the thirty (30) day period (or such longer period as may be agreed by Parent and the Shareholders’ Representative) after the delivery of a Notice of Objection, the resolution of all unresolved items (“Disputed Items”) shall be submitted to KPMG LLP (the “Arbitrator”) and the following procedures will apply:

(i)             The Shareholders’ Representative and Parent shall use their commercially reasonable efforts to cause the Arbitrator to render a decision in accordance with this Section 3.4(d) along with a statement of reasons therefor within thirty (30) days of the submission of the Disputed Items, or a reasonable time thereafter, to the Arbitrator.  The decision of the Arbitrator shall be final and binding upon each party hereto and the decision of the Arbitrator shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover.

(ii)            In the event the Shareholders’ Representative and Parent submit any Disputed Items to the Arbitrator for resolution, the Shareholders’ Representative and Parent shall each pay their own costs and expenses incurred under this Section 3.4(d).  The Shareholders’ Representative shall be responsible for that fraction of the fees and costs of the

Arbitrator equal to (1) the absolute value of the difference between the Shareholders’ Representative’s aggregate position with respect to the Disputed Items and the Arbitrator’s final determination with respect to the Disputed Items over (2) the absolute value of the difference between the Shareholders’ Representative’s aggregate position with respect to the Disputed Items and Parent’s aggregate position with respect to the Disputed Items, and Parent shall be responsible for the remainder of such fees and costs.

(iii)          The Arbitrator shall act as an arbitrator to determine, based upon the provisions of this Section 3.4(d), only (x) whether the Post-Closing Statement was prepared in accordance with this Agreement with respect to any Disputed Items and (y) whether there were mathematical errors in the Post-Closing Statement with respect to any Disputed Items.  Any disputes regarding the scope of disputes to be resolved by the Arbitrator pursuant to this Section 3.4(d) shall not be resolved by the Arbitrator but rather shall be resolved in accordance with Section 11.12.  The arbitration shall have its seat in New York, shall take place in New York City and shall be governed by the rules of the American Arbitration Association to the extent not inconsistent with this Section 3.4.  The determination of each amount of the Disputed Items shall be made in accordance with the procedures set forth in Section 3.4(d) and, in any event, shall be no less than the lesser of the amount claimed by either Parent or the Shareholders’ Representative, and shall be no greater than the greater of the amount claimed by either Parent or the Shareholders’ Representative.

(e)            If, following the final determination procedures set forth in Sections 3.4(c) and (d):

(i)             the Adjustment Amount is a positive number:

(A)              Parent and the Shareholders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly all of the funds contained in the Purchase Price Escrow Account allocated as follows:

i.	to the Shareholders’ Representative, any amount thereof specified by the Shareholders’ Representative to be added to the Reserve; and

ii.	the remaining amount to each Shareholder of its Fully Diluted Pro Rata Portion of such amount, in accordance with the Allocation Annex; and

(B)               Parent shall pay an amount equal to the Adjustment Amount to each Shareholder of its Fully Diluted Pro Rata Portion of such amount, in accordance with the Allocation Annex.

(ii)            the Adjustment Amount is a negative number, then Parent and the Shareholders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:

(A)               to Parent, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount; and

(B)               if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account;

i.	to the Shareholders’ Representative, any amount thereof specified by the Shareholders’ Representative to be added to the Reserve; and

ii.	the remaining amount to each Shareholder of its Fully Diluted Pro Rata Portion of such amount, in accordance with the Allocation Annex;

(iii)          the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, Parent shall be entitled to indemnification from the Shareholders pursuant to Section 10.1(a)(iii) for the amount of such excess.

(iv)         the Adjustment Amount is zero, no payment shall be required by Parent and Parent and the Shareholders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly all of the funds contained in the Purchase Price Escrow Account allocated as follows:

(A)            to the Shareholders’ Representative, any amount thereof specified by the Shareholders’ Representative to be added to the Reserve; and

(B)            the remaining amount to each Shareholder of its Fully Diluted Pro Rata Portion of such amount, in accordance with the Allocation Annex.

(f)             Any amounts payable pursuant to this Section 3.4 shall be paid (or joint instruction to the Escrow Agent shall be provided) within ten (10) Business Days after final determination pursuant to Section 3.4 of the Post-Closing Statement, by wire transfer of immediately available funds to an account designated by the party receiving such payment.

3.5                Purchase Price Escrow Amount; Tax Return Escrow Amount; and Tax Escrow Amount.

(a)            For the purpose of securing the obligations of the Shareholders’ Representative under Section 3.4, at the Closing, Parent shall deliver $5,000,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement.

(b)            For the purpose of securing the indemnification obligations of the ESOP under Section 7.2(b) with respect to Taxes shown as due and payable on any Tax Return of the Company or any of its Subsidiaries for any Pre-Closing Tax Period or Pre-Closing Straddle Period that is filed after the Closing (a “Pre-Closing Tax Return”), at the Closing, Parent shall deliver $1,700,000 (the “Tax Return Escrow Amount”) in cash to the Escrow Agent by wire transfer of immediately available funds to an account (the “Tax Return Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement.  Promptly following the date on which all Pre-Closing Tax Returns have been filed (the “Tax Return Escrow Release Date”), Parent and the Shareholders’ Representative shall provide joint written instructions to the Escrow Agent to release the available funds in the Tax Return Escrow Account, less the ESOP’s Fully Diluted Pro Rata Portion of any amounts claimed by any Parent Indemnified Party as indemnification claims in accordance with Section 7.2(b) and (c) for Taxes shown as due and payable on any Pre-Closing Tax Return, properly claimed against the Tax Return Escrow Account and not fully resolved prior to the Tax Return Escrow Release Date (“Outstanding Tax Return Claims”), to the ESOP.  Releases from the Tax Return Escrow Account in respect of indemnification claims in accordance with Section 7.2(b) and (c) for Taxes shown as due and payable on any Pre-Closing Tax Return properly claimed against the Tax Return Escrow Account shall be made in accordance with Section 10.7.

(c)            For the purpose of securing the indemnification obligations of the ESOP under Section 7.2(b) with respect to (i) Taxes shown as due and payable on any Pre-Closing Tax Return to the extent not indemnified from the Tax Return Escrow Account (the “Tax Return Excess”) and (ii) Taxes other than Taxes shown as due and payable on any Pre-Closing Tax Return, at the Closing, Parent shall deliver $4,200,000 in cash (the “Tax Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Tax Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement.

(d)            Promptly following the later of: (i) the date that is three (3) years from the due date, including any extensions, of the Company’s U.S. federal income Tax Returns for all taxable periods ended on or prior to the Closing Date and (ii) the date on which all Tax controversies (including audits) relating to a Pre-Closing Tax Period or Pre-Closing Straddle Period that are commenced prior to the time period specified in clause (i) have been concluded (the “Tax Escrow Release Date”), Parent and the Shareholders’ Representative shall provide joint written instructions to the Escrow Agent to release the available funds in the Tax Escrow Account, less the ESOP’s Fully Diluted Pro Rata Portion of any amounts claimed by any Parent Indemnified Party as indemnification claims in accordance with Section 7.2(b) and (c) for any Tax Return Excess and Taxes other than Taxes shown as due and payable on any Pre-Closing Tax Return, properly claimed against the Tax Escrow Account and not fully resolved prior to the Tax Escrow Release Date (“Outstanding Tax Claims”), to the ESOP.  Releases from the Tax Escrow Account in respect of indemnification claims in accordance with Section 7.2(b) and (c) for any Tax Return Excess and Taxes other than Taxes shown as due and payable on any Pre-Closing Tax Return properly claimed against the Tax Escrow Account shall be made in accordance with Section 10.8.

(e)            For the purpose of securing the indemnification obligations of the ESOP under Article 10, at the Closing, Parent shall deliver $4,200,000 in cash (the “Indemnity Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Indemnity Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement.

(f)             Promptly following the date that is 18 months after the Closing Date (the “Interim Indemnity Escrow Release Date”), Parent and the Shareholders’ Representative shall provide joint written instructions to the Escrow Agent to release from the Indemnity Escrow Account to the ESOP an amount equal to (but not less than zero) (i) $2,100,000 minus (ii) the ESOP’s Fully Diluted Pro Rata Portion of any amount claimed by any Parent Indemnitee as indemnification claims pursuant to Section 10.1(a), properly claimed against the Indemnity Escrow Account in accordance with Article 10 and not fully resolved prior to the Interim Indemnity Escrow Release Date (such claims, the “Interim Outstanding Claims”) minus (iii) any amounts released to Parent from the Indemnity Escrow Account prior to the Interim Indemnity Release Date.  Promptly following the date that is 60 days after the last date on which the right to assert any claim under Section 10.1(a) of this Agreement expires under the relevant statute of limitations, including any extensions thereof (the “Indemnity Escrow Release Date”), Parent and the Shareholders’ Representative shall provide joint written instructions to the Escrow Agent to release from the Indemnity Escrow Account to the ESOP any remaining funds in the Indemnity Escrow Account, less the ESOP’s Fully Diluted Pro Rata Portion of the aggregate amount of any amount claimed by any Parent Indemnitee as indemnification claims pursuant to Section 10.1(a), properly claimed against the Indemnity Escrow Account in accordance with Article 10 and not fully resolved prior to the Indemnity Escrow Release Date (such claims, the “Outstanding Claims”).  Releases from the Indemnity Escrow Account in respect of indemnification claims pursuant to Section 10.1(a) properly claimed against the Indemnity Escrow Account shall be made in accordance with Section 10.6.

3.6            Representations and Warranties of the Shareholders.  Subject to Section 11.15 (Company Disclosure Schedule), as set forth in the Company Disclosure Schedule, each Shareholder severally (and not jointly) represents and warrants to Parent as follows, solely with respect to such Shareholder:

(a)            Organization; Power and Authority.  To the extent the Shareholder is an entity and not a natural person, the Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, and the Shareholder has all requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted.

(b)            Title.  Except as set forth in Section 3.6(b) of the Company Disclosure Schedule, (i) the Shareholder is the sole record and beneficial owner of, and has good, valid and marketable title to, in the case of the Company Shareholders, the Common Stock indicated as being owned by such Shareholder on Exhibit A, and in the case of the Atom Minority Shareholder, the Atom Minority Shares, in each case, free and clear of any Liens, and at the Closing, the Shareholder shall deliver to Parent good, valid and marketable title to such Common Stock or to the Company good, valid and marketable title to such Atom Minority Shares, as the case may be, free and clear of all Liens and, in the case of any Shareholder that is a trust, any claims under such trust by any beneficiary thereunder or any other Persons and (ii) assuming that Parent and the Company have the requisite power and authority to be the lawful owner of the Common Stock or the Atom Minority Shares, as applicable, upon the Closing and upon receipt by the Shareholders’ Representative of the Adjusted Base Consideration, good, valid and marketable title to the Common Stock or the Atom Minority Shares, as applicable, will pass to

Parent or the Company, as applicable, free and clear of any Liens, other than those arising from the acts of Parent or its affiliates.

(c)            Authorization; Enforceability.

(i)             To the extent the Shareholder is an entity and not a natural person, the Shareholder has requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  To the extent the Shareholder is a natural person and not an entity, the Shareholder is a natural person and has the legal capacity to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby.

(ii)            To the extent the Shareholder is an entity and not a natural person, the execution, delivery and performance of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action, and no other action on the part of the Shareholder is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby.

(iii)          This Agreement has been duly and validly executed and delivered by the Shareholder (or, in the case of any Shareholder that is a trust, the Person executing this Agreement on behalf of the applicable Shareholder is the trustee of such Shareholder and is authorized to act on behalf of such Shareholder) and, assuming the due and valid authorization, execution and delivery by the other parties hereto, constitutes the valid and legally binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms and conditions, subject to Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief and other equitable remedies.

(d)            Non-contravention.

(i)             Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by the Shareholder with the terms hereof, will (A) assuming that the authorizations, consents and approvals referred to in Section 4.5(a) are duly obtained in accordance with applicable Law, violate any Law applicable to the Shareholder or any of its properties or assets, (B) to the extent the Shareholder is an entity and not a natural person, conflict with or violate any provision of the constituent documents of the Shareholder, or , or (C) violate, conflict with, constitute a Default with respect to the Shareholder, except in each case of clause (A) or (C) where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to obtain consent would not prevent or materially adversely affect the Shareholder’s ability to consummate the Closing in a timely manner or to perform any of its material obligations under this Agreement.

(ii)            Except for filings, permits, authorizations, consents and approvals as may be required under the HSR Act and any other Antitrust Laws, no consents or approvals of, or filings, declarations or registration with, any Governmental Entity are necessary for the execution, delivery and performance by the Shareholder of this Agreement or the consummation by such Shareholder of the transactions contemplated hereby, except in each case where the failure to give such notice or obtain such approval would not prevent or materially adversely affect the Shareholder’s ability to consummate the Closing in a timely manner or to perform any of its material obligations under this Agreement.

(e)            Litigation.  (i) There are no Legal Proceedings pending and (ii) the Shareholder is not subject to any Order, except in each case as would not prevent or materially adversely affect the Shareholder’s ability to consummate the Closing in a timely manner or to perform any of its material obligations under this Agreement.

(f)             Brokers’ Fees.  Other than Moelis & Company and Adamy Valuation Advisors, Inc., the Shareholder has no liability or obligation to pay any fees or commissions to any broker, finder, financial advisor or agent with respect to the transactions contemplated by this Agreement.

ARTICLE 4.
 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.15 (Company Disclosure Schedule), as set forth in the disclosure schedules delivered to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent as follows:

4.1                Corporate Organization.  The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company and each of its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing to do business or qualification necessary, except where the failure to be so licensed or qualified, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  The copy of the certificate of incorporation and by-laws of the Company, in the form made available to Parent, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

4.2                Subsidiaries and Minority Interests.  Section 4.2 of the Company Disclosure Schedule sets forth (a) the name of each Subsidiary of the Company, (b) the jurisdiction of organization for each such Subsidiary, (c) for any such Subsidiary which is not wholly owned, directly or indirectly, by the Company, the percentage interest of the Company in each such Subsidiary and (d) the record ownership of all equity interests in each such Subsidiary.  All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized, validly issued and, as applicable, are fully paid and nonassessable.  Except as set forth in Section 4.2 of the Company Disclosure Schedule, there are no shares of capital stock or other equity interests of any Subsidiary of the Company issued, reserved for issuance or outstanding, nor are there any outstanding subscriptions, options, warrants, calls, rights (including preemptive rights), commitments or agreements of any character calling for the purchase, redemption or other acquisition or issuance, of any equity securities of any Subsidiary of the Company or requiring any payments based on or related to the value of any equity securities of any Subsidiary of the Company, including any equity securities representing the right to purchase or otherwise receive any other equity securities of any Subsidiaries of the Company.  Except as set forth in Section 4.2 of the Company Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other similar agreements, including rights of first refusal, in effect with respect to the voting or transfer of any equity interest of any Subsidiary of the Company.

4.3                Capitalization; Ownership.

(a)            The authorized capital stock of the Company consists of 1,200 shares, of which 459.3846 shares of Common Stock are issued and outstanding.

(b)            All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.  Except as described in Section 4.3(a), there are no shares of capital stock or other equity interests of the Company issued, reserved for issuance or outstanding, nor are there any subscriptions, options, warrants, calls, rights (including preemptive rights), commitments or agreements of any character calling for the purchase, redemption or other acquisition or issuance, of any securities of the Company or requiring payments based on or related to the value of any securities of the Company, including any securities representing the right to purchase or otherwise receive any other securities of the Company.  Except as set forth in Section 4.3(b) of the Company Disclosure Schedule, there are no voting trusts, stockholder agreements, proxies or other similar agreements, including rights of first refusal, in effect with respect to the voting or transfer of any equity interests of the Company.  There are no bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of capital stock of the Company or any of its Subsidiaries may vote.

4.4                Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized and approved by the board of directors of the Company, and no other action on the part of the Company is necessary to authorize the execution and delivery by the Company and of this Agreement and the consummation by the Company of the transactions contemplated hereby.  This Agreement (a) has been duly and validly executed and delivered by the Company and (b) assuming due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

4.5                Consents and Approvals; No Violations.

(a)            Except for (i) filings, permits, authorizations, consents and approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other Antitrust Laws, and (ii)  as disclosed in the Company Disclosure Schedule, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b)            None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or by-laws of the Company (ii) conflict with or violate any provision of the certificate or articles of incorporation, by-laws or other organizational or governing documents of any of the Company’s Subsidiaries or (iii) assuming that the authorizations, consents and approvals referred to in Section 4.5(a) are duly obtained in accordance with applicable Law, violate any Law applicable to the Company or its Subsidiaries or any of their respective properties or assets or (iv) except as set forth in Section 4.5(b) of the Company Disclosure Schedule, violate, conflict with, constitute a Default with respect to the Company or any of its Subsidiaries, except, with respect to each of clauses (iii) and (iv), for such violations, conflicts, breaches, defaults, terminations which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect, and would not prevent or impair the ability of the Company to perform its obligations hereunder or consummate the transactions contemplated hereby.

4.6                [Intentionally Omitted].

4.7                [Intentionally Omitted].

4.8                Financial Statements.

(a)            The Financial Statements are set forth in Section 4.8 of the Company Disclosure Schedule.  The Financial Statements (i) were derived from and prepared in accordance with the underlying books and records of the Company and its Subsidiaries, (ii) are complete and accurate in all material respects, (iii) have been prepared in conformity with GAAP, applied on a consistent basis throughout the periods covered thereby, and (iv) present fairly in all material respects the financial condition and results of operations of the Company and its Subsidiaries, taken as a whole, as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from normal year‑end adjustments none of which are or will be material in amount.

(b)            The Company and its Subsidiaries have established and maintain systems of internal accounting controls that are designed to provide reasonable assurances that all transactions are recorded as necessary to permit the preparation of proper and accurate financial statements in accordance with GAAP.  Except as set forth in Section 4.8(b) of the Company

Disclosure Schedule, none of the Company or its Subsidiaries, or to the Knowledge of the Company, any auditor, accountant or representative thereof has received any complaint, allegation or assertion of a problem or claim in writing or otherwise, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Company or its Subsidiaries or their respective accounting controls, except for any such complaint, allegation or assertion that has been finally resolved.

(c)            Except as set forth in Section 4.8(c) of the Company Disclosure Schedule, the accounts receivable of the Company and its Subsidiaries, as set forth on the Financial Statements or arising since the date thereof, (i) are valid and genuine, (ii) have arisen solely out of bona fide sales and deliveries of materials, supplies, goods, services, equipment, assets and other business transactions in the ordinary course of business, (iii) have been billed or invoiced in the ordinary course of business in accordance with all applicable Law and (iv) except as would not be material to the Company and its Subsidiaries, are not subject to valid defenses, set-offs or counterclaims.

(d)            Except as would not reasonably be expected to result in a Company Material Adverse Effect, the inventories of the Company and its Subsidiaries, as set forth on the Financial Statements or arising since the date thereof, consist of items usable and of a quantity and quality salable in the ordinary course of business (other than any obsolete or unusable inventories that are adequately reserved against and reflected on the face of the Latest Balance Sheet).

(e)            Section 4.8(e) of the Company Disclosure Schedule sets forth a list of (i) all Funded Debt and (ii) all other material Indebtedness as of the date hereof.

4.9               No Undisclosed Liabilities.  Except as set forth in Section 4.9 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are not reflected or reserved against on the face of the Latest Balance Sheet of the Company, other than liabilities and obligations (a) incurred in the ordinary course of business since the date of the Latest Balance Sheet that do not result from any breach of Contract, warranty, infringement, tort or violation of applicable Law, (b) incurred or to be incurred pursuant to the terms of this Agreement or (c) that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.10             Absence of Certain Changes.  Since the date of the Latest Balance Sheet, (a) except as expressly contemplated by this Agreement and as set forth in Section 4.10 of the Company Disclosure Schedule, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice and have not taken any actions that, if taken after the date hereof, would constitute a breach of Section 6.1(d), (h), (k), (r) or (s) and (b) there has not been any Company Material Adverse Effect.

4.11             Personal Property.  The Company and its Subsidiaries own good and marketable title to, or hold a valid leasehold interest in, all of the material personal property used by them in the conduct of their business, free and clear of all Liens, except for Permitted Liens and Liens that will be terminated at or prior to the Closing (each of which such Lien that will be terminated at or prior to the Closing is set forth on Section 4.11 of the Company Disclosure Schedule) .  Each such item of material personal property is in all material respects in operable condition and repair, subject to normal wear and tear, ongoing repairs or refurbishments in the ordinary course and obsolescence in the ordinary course, and is suitable for the purpose for which it is used by the Company and its Subsidiaries.

4.12             Real Property.

(a)            Section 4.12(a) of the Company Disclosure Schedule lists all real property and interests in real property leased, subleased or licensed to the Company and its Subsidiaries (the “Leased Real Property”) (together with all amendments or supplements thereto, collectively, the “Leases”).  True, complete and correct copies of each Lease have been made available to Parent.  Other than such exceptions as would not reasonably be expected to result in a Company Material Adverse Effect, the Company or one or more of its Subsidiaries holds a good, valid and binding leasehold interest in, and enjoys peaceful and undisturbed possession of, the Leased Real Property, in each case, in accordance with the provisions of the applicable Leases, free and clear of all Liens, except for Permitted Liens.  Other than such exceptions as would not reasonably be expected to result in a Company Material Adverse Effect, all of the Leases to which the Company and/or any Subsidiary of the Company is a party constitute valid and binding obligations of the Company and/or its Subsidiaries, as applicable, and the other parties thereto, in full force and effect, and grant the leasehold estates and rights of occupancy and use they purport to grant.  Neither the Company nor its Subsidiaries is in material breach or default of the terms of each Lease.  None of, as applicable, the Company or any of its Subsidiaries, or any of the other parties to such Lease, has received or given any notice of default thereunder which was not cured within the applicable grace period or any notice of termination thereof.  No event has occurred which, with the giving of notice or the passage of time, or both, would constitute a default under any Lease.  Except as set forth in Section 4.12(a) of the Company Disclosure Schedule, the transactions contemplated under this Agreement do not require the consent of any other party to any material Lease.

(b)            Section 4.12(b) of the Company Disclosure Schedule lists all parcels of real property and interests in real property that are owned in fee by the Company or any of its Subsidiaries (the “Owned Real Property”), including the name of the record owner of each such Owned Real Property.  Other than such exceptions as would not reasonably be expected to result in a Company Material Adverse Effect, the Company or one or more of its Subsidiaries holds good and marketable fee simple title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(c)            With respect to the Leased Real Property, except in any such case as would not, individually or in the aggregate, have a material, adverse impact on the continued use thereof, (i) none of the Company or its Subsidiaries has subleased, licensed or otherwise granted to anyone (other than to the Company or another Subsidiary) the right to use or occupy any Leased Real Property or any portion thereof or collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein, (ii) all improvements upon the Leased Real Property are in good operating condition and repair (ordinary wear and tear excepted) and sufficient in all material respects for the conduct of the business as currently conducted therein, and (iii) there is no condemnation or other proceeding in eminent domain, pending or threatened in writing, affecting any portion of a Leased Real Property.

(d)            With respect to the Owned Real Property, except in any such case as would not, individually or in the aggregate, have a material, adverse impact on the continued use thereof, (i) none of the Company or its Subsidiaries has leased or otherwise granted to anyone (other than to the Company or another Subsidiary, and other than Permitted Liens) the right to use or occupy any Owned Real Property or any portion thereof, (ii) there are no outstanding contracts, options, rights of first offer or rights of first refusal granted by the Company or its Subsidiaries, in favor of any third parties to purchase any of the Owned Real Property or any portion thereof or interest therein, (iii) all improvements upon the Owned Real Property are in good operating condition and repair (ordinary wear and tear excepted) and sufficient in all material respects for the conduct of the business as currently conducted therein, and (iv) there is no condemnation or other proceeding in eminent domain, pending or threatened in writing, affecting any parcel Owned Real Property or any portion thereof or interest therein.

(e)            Except for the Leases, the Leased Real Property and the Owned Real Property, none of the Company or any of its Subsidiaries occupy, are legally obligated for, have an interest in, or otherwise use, any land, buildings, locations or offices, and nor do they have any rights or obligations to acquire such interests.  The Leased Real Property and the Owned Real Property comprise in all material respects all of the real property utilized by the Company and its Subsidiaries in the conduct of their business in the ordinary course.

4.13            Intellectual Property.

(a)            Section 4.13(a) of the Company Disclosure Schedule lists all registered Patents, Marks and Copyrights and pending applications for registration of Patents, Marks, Internet domain names and Copyrights owned, filed or applied for by the Company or any of its Subsidiaries that are material to the conduct of the Company’s business (collectively, the “Registered Intellectual Property”).  Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) except as set forth in Section 4.13(a) of the Company Disclosure Schedule, all right, title or interest in each item of its Registered Intellectual Property is solely owned by the Company or one of its Subsidiaries (collectively, “Owned Intellectual Property”) free and clear of Liens, except for Permitted Liens; (ii) the issuances and registrations included in the Registered Intellectual Property are subsisting and valid and enforceable; (iii) except as set forth in Section 4.13(a) of the Company Disclosure Schedule, there are no Legal Proceedings pending, and since September 30, 2014 no Legal Proceedings have been threatened in writing, against the Company or any of its Subsidiaries by any Person challenging the validity, ownership, patentability or enforceability of the Registered Intellectual Property or the rights of the Company or any of its Subsidiaries to continued use of the Owned Intellectual Property; and (iv) since September 30, 2014 the Company and its Subsidiaries have not initiated or threatened any Legal Proceedings against a third party for, and no third party is, infringing, misappropriating or improperly using any of the Owned Intellectual Property.  All necessary responses and maintenance filings for Registered Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, having final non-extendable deadlines due to be completed or submitted, within forty-five (45)

days after the date of this Agreement shall be completed or appropriate steps shall be taken to complete by the date of this Agreement.

(b)            Except for matters that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, with respect to proprietary rights that are licensed by the Company or one of its Subsidiaries and material to the conduct of the Company’s business (the “Licensed Intellectual Property”):  (i) the Company or a Subsidiary of the Company holds a good and valid leasehold interest in each item of its Licensed Intellectual Property, free and clear of Liens, except for Permitted Liens; and (ii) since September 30, 2014, no Person has challenged in a writing received by the Company or any of its Subsidiaries, the Company’s use of any of the Licensed Intellectual Property or the rights of the Company or any Subsidiary of the Company to continued use of the Licensed Intellectual Property.

(c)            No Legal Proceedings are pending, have been threatened in writing, against the Company or any of its Subsidiaries by any Person alleging that the conduct of the business by the Company and its Subsidiaries infringes, violates or constitutes an unauthorized use or misappropriation of any material proprietary or Intellectual Property rights of any such Person (including pursuant to any non-disclosure agreements or obligations to which the Company or any of its Subsidiaries or any of their present or former employees is a party), except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(d)            The Company and its Subsidiaries use, and have used, commercially reasonable efforts to protect, preserve and maintain the secrecy and confidentiality of its Trade Secrets from unauthorized access and unauthorized use and there have been no intrusions or breaches resulting in the disclosure or loss of any material Trade Secrets owned by the Company or its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(e)            The Company and its Subsidiaries (i) have taken reasonable measures to preserve and maintain the performance and security of the IT Systems in all material respects, and (ii) maintain reasonable documentation regarding the IT Systems and support and maintenance thereof.  Since September 30, 2014, (A) there has been no material failure with respect to the IT Systems, and (B) there has been no unauthorized access to the IT Systems by a third party, in each case that has had or would reasonably be expected to have a material impact on the Company and its Subsidiaries, taken as a whole, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(f)           The Company and its Subsidiaries operate and conduct their businesses in material compliance with applicable legal requirements pertaining to data protection or information privacy and security, including the collection or use of such data or information.  Personal Data collected, stored and processed by the Company and its Subsidiaries in the operation and conduct of their business can be used by Parent after the Closing in the manner currently used by the Company and its Subsidiaries in the operation and conduct of their business.  The Company and its Subsidiaries have used commercially reasonable efforts to protect the secrecy of Personal Data and non-public personal and proprietary information that the

Company and its Subsidiaries collect, store, use or maintain for the operation and conduct of the business of the Company and its Subsidiaries and to prevent unauthorized use, disclosure, loss, processing, transmission or destruction of or access to such Personal Data or non-public information by any other Person and no Person has made any illegal or unauthorized use of Personal Data that was so collected by the Company and its Subsidiaries.  With respect to the operation and conduct of the business of the Company and its Subsidiaries (i) the Company and its Subsidiaries have not been legally required to provide any notices in connection with a disclosure of Personal Data or non-public information, nor have the Company or its Subsidiaries provided any such notice, and (ii) there are no claims pending or threatened against the Company or its Subsidiaries alleging a violation of any Person’s Personal Data, privacy or data rights.

(g)            For purposes of this Agreement, (i) the term “IT System” shall mean the communications networks, data centers, Software, hardware, databases, computer equipment or other information technology owned or leased by the Company and its Subsidiaries; (ii) the term “Personal Data” shall mean data relating to one or more individuals that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Company or its Subsidiaries, is capable of identifying an individual); and (iii) “Software” shall mean all: (w) computer programs, including software or firmware implementations of algorithms, models, formulas and methodologies, whether in source code, object code, human readable form or other form; (x) databases and compilations, including all data and collections of data, whether machine readable or otherwise; (y) flow charts used to design, plan, organize, build and develop any of the foregoing, screens, user interfaces, templates, menus, buttons and icons; and (z) all documentation including user manuals and other training documentation relating to any of the foregoing.

4.14             Contracts.

(a)            Except for this Agreement and for Contracts disclosed in Section 4.14(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or expressly bound by any:

(i)            loan agreements, promissory notes, indentures, bonds, guarantees or obligations for borrowed money or other instruments or Contracts involving Indebtedness of, or held by, the Company or any of its Subsidiaries excluding any inter-company arrangements among the Company and its Subsidiaries;

(ii)           partnership, limited liability agreement, joint venture, strategic alliance or other similar Contract with any entity other than the Company or any of its Subsidiaries pursuant to which the Company has any ownership or control interest in any other Person;

(iii)          agreement or Contract containing any covenant or provision (A) prohibiting the Company or any of its Subsidiaries or affiliates from engaging in any line or type of business or in any geographic area or from competing with any business or Person (except for such agreements which would not have a material impact on the operations of the Company and its Subsidiaries or affiliates after the Closing Date), (B) by which the Company or its Subsidiaries grants any Person “most favored nation” status in respect of a material term or

(C) that provide for the Company or its Subsidiaries to exclusively purchase from a third party or exclusively sell to a third party any product or material in the case where the payments made for such product or material are reasonably expected to exceed $100,000 for the year ended September 30, 2017 or are otherwise material to the Company and its Subsidiaries, taken as a whole;

(iv)         Contracts for the acquisition, sale or disposition, directly or indirectly (by merger or otherwise), of assets or the securities of another Person, other than in the ordinary course of business, that has any material ongoing obligations thereunder; and

(v)           Contracts for the employment or consulting services of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis providing target annual compensation in excess of $250,000;

(vi)         Contracts or groups of related Contracts, excluding purchase orders entered into in the ordinary course of business consistent with past practice, with the same party involving payments to or from the Company and its Subsidiaries, taken as a whole, in excess of $5,000,000 per year;

(vii)        any agreement, Contract, commitment or arrangement relating to capital expenditures with respect to the Company or any of its Subsidiaries and involving future payments which exceed $1,000,000 in any 12-month period;

(viii)       any Contract pursuant to which the Company or any of its Subsidiaries makes any loan or advance (other than routine expense advances to employees of the Company or any of its Subsidiaries, trade credits consistent with past practice or pre-payments made to suppliers in the ordinary course of business consistent with past practice) to any Person;

(ix)           Contracts under which the Company or its Subsidiaries (1) have a license, option or other right to use or exploit any Intellectual Property rights of a third party that are material to the Company and its Subsidiaries, taken as a whole, or (2) other than non-exclusive out-licenses to customers to use Intellectual Property in connection with the sale, marketing and commercialization of products, have licensed third parties to use any Intellectual Property material to the Company and its Subsidiaries, taken as a whole, or (3) have granted any exclusive right or license to use any Intellectual Property material to the Company and its Subsidiaries, taken as a whole (or, in the case of any product that has not been approved for commercial sale, any right) to a third party, including for the research, clinical trial, development, distribution, sale, supply, license, marketing, co-promotion or manufacturing of any product (such agreements described in clauses (1) through (3) above, the “Company IP Agreements”), other than such agreements for any off-the-shelf, commercially available software and/or “shrink-wrap” agreements;

(x)            Contract entered into by the Company or any of its Subsidiaries since September 30, 2014 relating to the settlement or other resolution of any material Legal Proceeding;

(xi)           leases (other than the Leases) or subleases pursuant to which material personal or real property is leased to or from the Company or any of its Subsidiaries requiring payment in excess of $100,000 per year; and

(xii)         any other Contract made outside the ordinary course of business that is otherwise material to the business of the Company and its Subsidiaries, taken as a whole, as presently conducted.

Each Contract of the type described in clauses (i) through (xii) above is referred to herein as a “Material Contract”.

(b)            The Company has made available to Parent a copy of each Material Contract (including all amendments thereto).  Each Material Contract (i) constitutes a valid and binding obligation of the Company and/or its Subsidiaries, as applicable, and, to the Knowledge of the Company, constitutes a valid and binding obligation of the other parties thereto, and (ii) is in full force and effect.  Neither the Company nor its Subsidiaries is in material breach or default of any Material Contract and no event has occurred and is continuing that would reasonably be expected to result in a material breach of or default thereunder.  No counterparty to any Material Contract is in breach or default of any Material Contract and no event has occurred and is continuing that would reasonably be expected to result in a breach thereof or default thereunder by any counterparty, except as would not reasonably be expected to result in a Company Material Adverse Effect.

4.15             Related Party Agreements.  Except as set forth in Section 4.15 of the Company Disclosure Schedule and except for payment of salaries and benefits to employees in the ordinary course of business, (a) neither the Company nor any of its Subsidiaries is a party to any agreement, Contract, commitment, transaction or arrangement with, or indebted, either directly or indirectly, to any of its officers, directors, managers, members, Shareholders or any of their respective Affiliates or family members, (b) no officers or directors of the Company (other than the Persons listed in the definition of Knowledge of the Company) or any of its Subsidiaries or any of their respective Affiliates or family members is indebted to the Company or any of its Subsidiaries or has any direct or indirect ownership interest in any material property used by or any contractual business relationship with any Person with which the Company or any of its Subsidiaries has a material business relationship and (c) no Shareholders or any of the Persons listed in the definition of Knowledge of the Company or any of their respective Affiliates or family members is indebted to the Company or any of its Subsidiaries or has any direct or indirect ownership interest in any property used by or any contractual business relationship with any Person with which the Company or any of its Subsidiaries has a material business relationship (excepting, in each case of clauses (b) and (c), less than three percent stock holdings for investment purposes in securities of publicly traded companies).

4.16             Compliance with Applicable Law; Permits.  Except as set forth in Section 4.16 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is, and since September 30, 2014, has not been, in violation of any applicable federal, state, local, foreign or territorial Law or any other requirement of any Governmental Entity, including any Law  relating to the exposure to hazardous or toxic materials in, or the use or registration of chemicals in the production or formulation of, any of the Company’s or any of its Subsidiary’s products

(including any Law required or implemented pursuant to Regulation (EC) No. 1907/2006 concerning the Regulation, Evaluation, Authentication and Restriction of Chemicals) or otherwise relating to the sale, distribution, marketing or labeling of any of the Company’s or any of its Subsidiary’s products, except for: (i) violations relating to employee, labor and benefits matters, which are subject to Sections 4.18 and 4.19, (ii) violations relating to Environmental Laws, which are subject to Section 4.20, (iii) violations relating to Taxes, which are subject to Section 4.21 or (iv) violations that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  To the Knowledge of the Company, no investigation or review by any Governmental Entity concerning any such possible violation of Law or other requirement is pending or threatened.  The Company and each of its Subsidiaries holds all licenses, permits, registrations and other authorizations (“Permits”) required to conduct its business, and all such licenses, Permits, registrations and other authorizations are valid and in full force and effect, except for those the absence of which would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect.  The Company and each of its Subsidiaries is in compliance with all such licenses, Permits, registrations and other authorizations, except for possible failures to be so in compliance that would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect.  Except as set forth in Section 4.16 of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement, in and of itself, will not cause the revocation or cancellation of any material Permit or material Environmental Permit.

4.17             Litigation.  Except as set forth in Section 4.17 of the Company Disclosure Schedule, there are no claims, suits, actions, proceedings, investigations or arbitrations (each, a “Legal Proceeding”) pending or threatened in writing against (a) the Company or its Subsidiaries or any of their respective properties, assets or businesses or (b) any director, agent, officer or employee of the Company or any of its Subsidiaries acting in his or her capacity as such who has a right to seek indemnification from the Company or such Subsidiary, in each case (i) the outcome of which, if adversely decided, would reasonably be expected to result in liability to the Company and its Subsidiaries, taken as a whole, in excess of $100,000 individually or $1,000,000 in the aggregate or otherwise result in a Company Material Adverse Effect, (ii) seeks injunctive relief against the Company or any of its Subsidiaries or (iii) alleges any criminal action or inaction against the Company or any of its Subsidiaries.  There is no Order outstanding against the Company or its Subsidiaries or their respective properties or assets that would reasonably be expected to result in a Company Material Adverse Effect.

4.18              Labor.

(a)            Except as set forth on Section 4.18(a) of the Company Disclosure Schedule, no written charge or complaint of employment discrimination or other similar charge or complaint, or any charge or complaint with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable governmental authority, has been filed against or with respect to the Company or any of its Subsidiaries during the last year, or is pending or has been threatened in writing.

(b)            (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or similar labor contract or any bargaining order or injunction relating to any Company Personnel, (ii) there is no current or threatened strike, lockout, slowdown or work stoppage by or with respect to any Company Personnel and (iii) there are no current or written threats to engage in activities or proceedings of any Company Personnel or any labor organization to organize or certify a collective bargaining unit or to gain recognition or bargaining rights.

(c)            Except as disclosed in Section 4.18(c) of the Company Disclosure Schedule or as would not reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws relating to labor, labor relations or employment.

4.19              Employee Matters.

(a)            Section 4.19(a) of the Company Disclosure Schedule contains a list of all material Company Benefit Plans.  The Company has delivered or made available to Parent true, complete and correct copies of each such Company Benefit Plan (or a written description thereof) and any amendments thereto, and each of the following items, to the extent applicable; (1) any related trust agreement, group annuity contract or other funding mechanism, (2) the most recent summary plan description, (3) the most recent IRS determination, opinion or advisory letter for each Company Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, (4) the most recently filed annual report on IRS form 5500 and all schedules thereto and (5) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto.  As of the date hereof, no announcement has been made to establish or amend any material Company Benefit Plan.  For purposes of this Agreement, “Company Benefit Plan” means (I) any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA and whether or not maintained in the United States or another jurisdiction, (II) any severance or other termination, bonus, retention or other incentive compensation, change of control, profit sharing, equity-based compensation, deferred compensation, pension, retirement, disability, vacation, death benefit, medical, dental or other employee benefit plan, fund or arrangement maintained or contributed to or required to be contributed to, by or on behalf of the Company or any of its Subsidiaries for the benefit or welfare of any current or former director, officer or employee of the Company or any of its Subsidiaries (“Company Personnel”) and (III) any employment, severance, retention, change of control or termination agreement between the Company or any of its Subsidiaries and any Company Personnel.

(b)            Each of the Company Benefit Plans has been established, operated and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, and the Company and its Subsidiaries and the trustee of any Company Benefit Plan are in compliance with all applicable Laws relating to the establishment, operation and administration of each Company Benefit Plan, except where noncompliance would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  There are no pending claims or claims threatened in writing (other than routine claims for benefits), proceedings, disputes, complaints or investigations by, on behalf of or against any Company Benefit Plan or any trust related thereto, except where such claims, proceedings, disputes, complaints or investigations would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  Each Company Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter as to such qualification from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Company Benefit Plan.

(c)            Neither the Company nor any of its Subsidiaries or any of their respective ERISA Affiliates maintains, sponsors or contributes to, or has in the last six years contributed to or has been obligated to contribute to, or has any liability with respect to any plan that is or was subject to Title IV of ERISA, including any “multiemployer plan”, as defined in Section 3(37) of ERISA, or any “multiple employer plan”, within the meaning of Section 4063 or 4064 of ERISA.  “ERISA Affiliate” means, with respect to any person, any trade or business, whether or not incorporated, that together with such Person would be deemed a “single employer” within the meaning of Section 4001(a)(15) of ERISA.

(d)            Except as would not reasonably be expected to result in a Company Material Adverse Effect, none of the Company Benefit Plans provide for post-employment retiree life or health insurance, benefits or coverage for any Company Personnel or any beneficiary thereof, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended or similar state Laws.

(e)            With respect to each Company Benefit Plan that is maintained outside the United States, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) all amounts required to be paid with respect to such Company Benefit Plan (including employer and employee contributions, insurance premiums, levies, debts, Taxes and expenses, whether required by Law or by the terms of such Company Benefit Plan) have been made or, if applicable, accrued in accordance with normal accounting practices, and (ii) each such Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(f)            Except with respect to payments contemplated pursuant to ARTICLE 3 of this Agreement or as set forth on Section 4.19(f) of the Company Disclosure Schedule, the consummation of the transactions contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Closing Date) shall not (i) result in any contractual or legal obligation on the part of the Company or any of its Subsidiaries to pay, or to fund the payment of, any material severance, sale award, change of control or other compensation or benefits to any Company Personnel, or any other persons, (ii) materially increase, or accelerate the time of vesting of, any compensation or benefits under any Company Benefit Plan, (iii) give rise to any payment of any amount by the Company or any of its Subsidiaries that would be nondeductible by reason of Section 280G of the Code or (iv) result in any breach or violation of or default under, or limit any right to materially amend, modify or terminate, any Company Benefit Plan.  Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Company Benefit Plan provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.  The Company has made available to Parent true, correct and complete copies of the Section 280G calculations (whether or not final) with respect to the Disqualified Individuals in connection with the transactions contemplated by this Agreement.

(g)            (i) The ESOP constitutes an “employee stock ownership plan” under Section 4975(e)(7) of the Code and the regulations promulgated thereunder and Section 407(d)(6) of ERISA and the regulations promulgated thereunder; (ii) the ESOP is exempt from federal income Tax under Section 501(a) of the Code; and (iii) the ESOP Trustee or the plan administrator of the ESOP (as such term is defined in Section 3(16) of ERISA) has commissioned an appraisal of the shares of Common Stock held by the ESOP by a qualified independent appraiser, as such term is used in Section 401(a)(28) of the Code, for each of the last three plan years (as defined in the ESOP) and has utilized that appraisal for all administrative purposes required under the terms of the ESOP.

4.20              Environmental Matters.

(a)            Except as set forth in Section 4.20 of the Company Disclosure Schedule or as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries (i) are, and during the five (5) years prior to the date hereof have been, in compliance with all Environmental Laws applicable to them or their respective operations and properties, (ii) possess, and are, and during the five (5) years prior to the date hereof have been, in compliance with all Environmental Permits required for the operation of the business of the Company or its Subsidiaries during such five (5)-year period and no revocation, suspension, cancelation or other adverse modification of any Environmental Permit is pending, or threatened in writing, and (iii) all prior noncompliance with Environmental Laws or Environmental Permits has been resolved without any outstanding costs or obligations.

(b)            The Company has made available to Parent all material filings and reports submitted pursuant to ISRA, all material Phase I and Phase II site assessments and all other similar material environmental audits and reports of investigations in each case in the possession or control of the Company or its Subsidiaries and relating to the Company, its Subsidiaries, the Owned Real Property or the Leased Real Property or, except as would not reasonably be expected to result in a Company Material Adverse Effect, to the extent prepared in the previous five (5) years or, to the Knowledge of the Company, before that time, relating to any property or entity formerly owned or operated by the Company or its Subsidiaries.

(c)            Except as set forth in Section 4.20 of the Company Disclosure Schedule or as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in a Company Material Adverse Effect, (i) no Legal Proceeding arising under Environmental Laws or Environmental Permits is pending or threatened in writing against the Company or any of its Subsidiaries, and there are no outstanding costs or obligations under any binding agreement with any Governmental Entity, except for any such costs and obligations pursuant to compliance with ISRA as a result of the transactions contemplated by this Agreement, or Order involving the Company or its Subsidiaries under any Environmental Law or Environmental Permit, and (ii) none of the Company or any of its Subsidiaries has received any written information request or written notice of any violation of, or any liability under, any

Environmental Law or Environmental Permit that has not been resolved with no outstanding costs or obligations.

(d)            Except as set forth in Section 4.20 of the Company Disclosure Schedule or as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in a Company Material Adverse Effect, and excluding any Release investigated pursuant to compliance with ISRA as a result of the transactions contemplated by this Agreement (i) neither the Company nor any of its Subsidiaries is conducting any Remedial Action at any currently or formerly owned or operated real property or any other location, and (ii) neither the Company nor any of its Subsidiaries has caused or allowed a Release of or human exposure to any Hazardous Materials, nor, to the Knowledge of the Company, has any third party caused or allowed such a Release or exposure, in each case, for which the Company or its Subsidiaries has incurred or would be expected to incur any liability or obligation under any Environmental Law or Environmental Permit (other than such matters covered or barred by workers’ compensation and related insurance).

(e)            Except as set forth in Section 4.20 of the Company Disclosure Schedule or as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has assumed or retained by contract or by operation of Law any costs, liabilities or obligations arising under or relating to any Environmental Law or Environmental Permit.

(f)             For purposes of this Agreement, (i) the term “Environmental Laws” shall mean all Laws and binding agreements with any Governmental Entity relating to pollution, protection of the Environment and natural resources, or protection of human health from environmental exposure to Hazardous Materials, including any use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, disposal, remediation, Release or threatened Release of, or environmental exposure to, any toxic or hazardous substance, material or waste, including the New Jersey Industrial Site Recovery Act (“ISRA”) (or its predecessor statutes, such as the Environmental Cleanup Responsibility Act), but excluding any Law related to product sales or exposure to Hazardous Materials from products except the California Safe Drinking Water and Toxic Enforcement Act of 1986; (ii) the term “Environmental Permit” shall mean any permit, approval, identification number, license, registration, waiver or other authorization required under any applicable Environmental Law; (iii) the term “Environment” shall mean all environmental media, including indoor or ambient air, surface water, groundwater, drinking water supplies, creek, stream or river sediments, marsh or wetlands and land surface or subsurface strata or soil; (iv) the term “Hazardous Material” shall mean any waste, chemical, material or other substance that is listed, defined, designated, regulated or classified as hazardous, radioactive, carcinogenic or toxic or a pollutant or a contaminant (or words of similar import) by any Governmental Entity with jurisdiction over the Environment, or that otherwise is regulated or can result in liability under Environmental Law, including lead, mercury and other metals, dioxin, nicotine, volatile organic compounds, petroleum and all by-products or derivatives thereof, friable asbestos or asbestos-containing materials in any form or condition, and polychlorinated biphenyls; (v) the term “Release” shall mean the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating into or through the Environment; and (vi) “Remedial Action” means any action to investigate, clean up, remove, treat, remediate, or to conduct any response, monitoring, restoration or corrective action with respect to, Hazardous Materials in the Environment undertaken in connection with any order or demand of any Governmental Entity.

4.21             Tax Returns and Tax Payments.

(a)            The Company and each of its Subsidiaries has timely (after giving effect to any extensions) filed all United States federal income Tax Returns and all other material Tax Returns that it was required to file and paid all material Taxes that it was required to pay.  All United States federal income Tax Returns and all other material Tax Returns filed by the Company and each of its Subsidiaries are true, correct and complete in all material respects.

(b)            The Company and its Subsidiaries have withheld and paid over to the proper taxing authorities or other Governmental Entities all material Taxes required to be withheld and paid over.

(c)            Except as set forth in Section 4.21 of the Company Disclosure Schedule, there is no pending dispute or claim concerning any material Tax liability of the Company or any of its Subsidiaries either claimed or raised by any Governmental Entity in writing.

(d)            Except as set forth in Section 4.21 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has waived any statute of limitation with respect to a material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency (other than (i) any waiver or extension that is no longer in effect and (ii) extensions of time to file Tax Returns obtained in the ordinary course).

(e)            Neither the Company nor any of its Subsidiaries will be required to include any material item of income or exclude any material item of deduction from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) closing or similar agreement with any Governmental Entity executed on or prior to the Closing Date, (ii) change in, or use of an improper, method of accounting for a Pre-Closing Tax Period, (iii) prepaid amount (other than deferred amounts reflected in the Financial Statements or accrued thereafter in the ordinary course of business consistent with past practice) received on or prior to the Closing Date, (iv) installment sale, intercompany transaction or open transaction disposition made on or prior to the Closing Date or (v) election under Section 108(i) of the Code or any analogous provision or state, local or foreign Law made with respect to a Pre-Closing Tax Period.

(f)             Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in a distribution occurring during the two-year period ending on the date of this Agreement or that otherwise could constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) with the transactions contemplated by this Agreement.

(g)            Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group for U.S. federal, state or local or foreign Tax Law purposes (other than a group the common parent of which is the Company or any of its Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, as a transferee or successor or by Contract (other than any Contract a primary purpose of which is not the indemnification or sharing of Taxes).

(h)            There are no material Liens as a result of any unpaid Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(i)             Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j)             Neither the Company nor any of its Subsidiaries has received written notice of any claim from a Governmental Entity in any jurisdiction in which the Company or a Subsidiary does not file Tax Returns that the Company or a Subsidiary is, or may be, required to file Tax Returns or subject to Tax in such jurisdiction.

4.22             Insurance.  Section 4.22 of the Company Disclosure Schedule sets forth a complete listing of all material surety bonds and insurance policies relating to the assets, business, operations, employees, officers or directors of the Company or its Subsidiaries that are currently in effect.  True and complete copies of such surety bonds and insurance policies have been made available to Parent.  The Company and its Subsidiaries are insured against such risks and losses and in such amounts as required by applicable Law or Contracts to which the Company or any of its Subsidiaries are a party and as the Company has reasonably determined to be reasonable and customary for the business of the Company and its Subsidiaries.  No written notice of cancellation or nonrenewal with respect to or material increase in any premium of any such insurance policy has been received by the Company or any of its Subsidiaries.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, all insurance policies maintained by the Company and its Subsidiaries, or of which the Company or any of its Subsidiaries is the beneficiary, are in full force and effect and all premiums due and payable thereon have been paid.  Neither the Company nor any of its Subsidiaries is in default with respect to its obligations under any such insurance policy or has been denied coverage.  All outstanding material claims under such insurance policies have been reported to the appropriate insurer and there are no outstanding material claims by the Company or any of its Subsidiaries pending under any such policy or in respect of which such insurer has reserved its rights.

4.23             Broker’s Fees.  None of the Company or any Subsidiary of the Company, or any of their respective officers or directors, as applicable, has employed any financial advisor, broker or finder, or incurred any liability for any broker’s fees, commissions or finder’s fees, in connection with any of the transactions contemplated hereby, except for Moelis & Company.

4.24             Significant Customers and Suppliers.  Section 4.24 of the Company Disclosure Schedule sets forth a list of (i) the 10 most significant customers of the Company and its Subsidiaries, taken as a whole (the “Material Customers”), based on dollar sales volumes during the 12-month period ended September 30, 2016, (ii) the 10 most significant suppliers (the “Material Suppliers”) to the Company and its Subsidiaries, taken as a whole, based on amounts paid by the Company and its Subsidiaries during the 12-month period ended September 30, 2016 and (iii) the 10 most significant distributors (the “Material Distributors”) of products of the Company and its Subsidiaries, taken as a whole, based on amounts paid to the Company and its Subsidiaries during the 12-month period ended September 30, 2016.  Except as set forth in Section 4.24 of the Company Disclosure Schedule, since the date of the Latest Balance Sheet, no Material Customer, Material Supplier or Material Distributor has cancelled, terminated, failed to renew, materially reduced or provided written notice of or taken any material actions with the Company and its Subsidiaries to cancel, terminate, fail to renew or materially reduce its relationship with the Company or any of its Subsidiaries.

4.25             Fairness Opinion.  Prior to the execution of this Agreement, the Company has provided to Parent a copy of the Fairness Opinion delivered by the Qualified Independent Appraiser to the ESOP Trustee that (i) the price to be received by the ESOP for its shares of Common Stock is not less than fair market value (as such term is used in determining “adequate consideration” under section 3(18) of ERISA) of such shares and (ii) the terms and conditions of the transactions contemplated in this Agreement are fair and reasonable to the ESOP from a financial point of view.

4.26             No Other Representations.  Except for the representations and warranties contained in this Agreement (as modified by the Company Disclosure Schedule), neither the Company, the Shareholders, nor any other Person makes any other express or implied representation or warranty with respect to the Company, any of its Subsidiaries or the transactions contemplated by this Agreement, and the Company and the Shareholders disclaim any other representations or warranties.  Except for the representations and warranties contained in this Agreement (as modified by the Company Disclosure Schedule) and except with respect to claims of, or causes of action arising from, Fraud, the Company and the Shareholders hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated or furnished (whether orally or in writing, in any data room relating to the transactions contemplated by this Agreement, in management presentations, functional “break-out” discussions, responses to questions or requests submitted by or on behalf of Parent or in any other form in consideration or investigation of the transactions contemplated by this Agreement) to Parent or its affiliates or Representatives (including any opinion, information, forecast, projection or advice that may have been or may be provided to Parent or its affiliates or Representatives by any director, officer, employee, agent, consultant or other Representative of the Company, the Shareholders or any of their respective affiliates).  The Company and the Shareholders make no representations or warranties to Parent regarding (i) merchantability or fitness for any particular purpose or (ii) the probable success or profitability of the Company or any of its Subsidiaries.  The disclosure of any matter or item in any section of the Company Disclosure Schedule shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed.

ARTICLE 5.
 REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company and the Shareholders as follows:

5.1                 Organization.  Parent is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted except where the failure to have such power or authority would not reasonably be expected to result in a Parent Material Adverse Effect.  Parent is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, individually or in the aggregate would not reasonably be expected to result in a Parent Material Adverse Effect.

5.2                Authority.  Parent has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Parent of this Agreement, and the consummation by Parent of the transactions contemplated hereby, have been duly and validly authorized and approved by the board of directors of Parent, and no other action on the part of Parent is necessary to authorize the execution and delivery by Parent of this Agreement, and the consummation by Parent of the transactions contemplated hereby.  This Agreement (a) has been duly and validly executed and delivered by Parent, and (b) assuming due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity.

5.3                Consents and Approvals; No Violation.

(a)            Except for (i) filings, permits, authorizations, consents and approvals as may be required under the HSR Act and any other Antitrust Laws and (ii) as disclosed in the Company Disclosure Schedule, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect.

(b)            None of the execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated hereby or compliance by Parent with any of the terms or provisions hereof will (i) conflict with or violate any provision of the certificates of incorporation or other governing documents of Parent, or (ii) assuming that the authorizations, consents and approvals referred to in Section 5.3(a) are duly obtained in accordance with applicable Law, violate any Law applicable to Parent or any of its properties or assets, or (iii) violate, conflict with, constitute a Default with respect to Parent under any material Contract to which the Parent is a party, or by which any of its property or assets is bound, except for such violations, conflicts, breaches or  Defaults which, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect.

5.4                Vote Required.  No vote of the holders of any class or series of capital stock or other equity interests of Parent is necessary to adopt this Agreement or to consummate the transactions contemplated hereby.

5.5                Litigation.  (a) As of the date hereof, there are no claims, suits, actions, proceedings or arbitrations pending or threatened in writing against Parent, the outcome of which, if adversely decided, would reasonably be expected to result in a Parent Material Adverse Effect, and (b) there is no Order outstanding against Parent that would reasonably be expected to result in a Parent Material Adverse Effect.

5.6               Financing.  Parent has available to it funds sufficient to consummate the transactions contemplated by this Agreement, including the payment of all fees and expenses payable by Parent in connection with the transactions contemplated by this Agreement.  Parent expressly acknowledges and agrees that its obligation to consummate the transactions contemplated by this Agreement is not subject to any condition or contingency with respect to any financing or funding by any third party.

5.7                Acquisition for Investment.  Parent has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the transactions contemplated by this Agreement.  Parent confirms that the Company has made available to Parent and Parent’s Representatives (a) the opportunity to ask questions of the officers and management employees of the Company and its Subsidiaries and (b) access to the documents, information and records of the Company and its Subsidiaries in the dataroom as of 12:01 a.m. on date of this Agreement, and Parent confirms that it has made an independent investigation, analysis and evaluation of the Company and its Subsidiaries and their respective properties, assets, business, financial condition, documents, information and records.  Parent is acquiring the Common Stock and the Company is acquiring the Atom Minority Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Common Stock or the Atom Minority Shares.

5.8                Solvency.  Parent is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Parent, the Company or any of their respective Subsidiaries.  Assuming (a) that the representations and warranties of the Company and the Shareholders contained in this Agreement are true and correct in all material respects and the compliance by the Company and the Shareholders of their respective obligations and covenants under this Agreement and (b) any estimates, projections or forecasts of the Company and its Subsidiaries that were prepared by the Company or any of its Subsidiaries and made available to Parent have been prepared in good faith based upon assumptions that were and continue to be reasonable, and after giving effect to the consummation of the transactions contemplated hereby at the Closing:  (x) the fair saleable value (determined on a going concern basis) of the assets of Parent, the Company and their respective Subsidiaries will be greater than the total amount of their respective liabilities (including a reasonable estimate of the amount of all contingent liabilities); (y) Parent, the Company and their respective Subsidiaries will be able to pay their respective debts and obligations in the ordinary course of business as they mature and become due; and (z) Parent, the

Company and their respective Subsidiaries will have adequate capital to carry on their respective businesses.

5.9                Broker’s Fees.  Neither Parent, or any of their respective equityholders, directors or managers, as applicable, has employed any financial advisor, broker or finder or incurred or will incur any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby, except for Merrill Lynch, Pierce, Fenner & Smith Incorporated.

5.10             No Other Representations.  Parent agrees and acknowledges that, except for the representations and warranties set forth in this Agreement, as modified by the Company Disclosure Schedule, and any certificate delivered by or on behalf the Company hereunder, neither the Company nor any of its Subsidiaries, or any of their respective shareholders, trustees, affiliates or Representatives or any other person, has made or is making any other representations or warranties of any nature, oral or written, including any other representations or warranties, express or implied, with respect to the accuracy or completeness of any other information, provided, or made available by, the Company, the Shareholders or any of their respective Representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation or other information with respect to any one or more of the foregoing, including in certain “data rooms”, management presentations or other information provided or made available to Parent or its Representatives in anticipation or contemplation of any of the transactions contemplated hereby (all of which are hereby expressly disclaimed), provided that Parent expressly reserves the right to assert claims of, or causes of action arising from, Fraud by any Specified Person in respect of the delivery or disclosure of any such documentation or information.  Furthermore, in connection with the due diligence investigation of the Company and its Subsidiaries and their business and operations by and on behalf of Parent, Parent or its Representatives have received and may continue to receive from the Company or its Subsidiaries or their Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and their business and operations (together, “Forward Looking Statements”).  Parent hereby acknowledges that (i)  there are uncertainties inherent in attempting to make such Forward-Looking Statements, with which Parent is familiar, (ii) Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward-Looking Statements so furnished to it (including the reasonableness of the assumptions underlying such Forward-Looking Statements) and (iii) that Parent has not relied upon and will have no claim against the Company or any of its Subsidiaries, the Shareholders or any of their respective shareholders, trustees, affiliates or Representatives with respect to any Forward-Looking Statements.  Accordingly, Parent hereby acknowledges that none of the Company or any of its Subsidiaries, the Shareholders or any of their respective shareholders, trustees, affiliates or Representatives, has made or is making any representation or warranty with respect to any Forward-Looking Statements. For purposes hereof, “Forward-Looking Statements” do not include (i) the representations and warranties contained in Section 3.6 and Article 4 hereof or (ii) any statement or other information (other than estimates), or any omission to make any statement, regarding any change, event, state of facts, development or occurrence occurring prior to the time such statement or omission was made, or such other information was provided, that provides the basis for an assumption underlying any Forward-Looking Statements.

ARTICLE 6.
 COVENANTS

6.1                Conduct of Business Prior to the Closing.  Except as set forth in Section 6.1 of the Company Disclosure Schedule, as expressly required or permitted by this Agreement or as required by applicable Law, during the period from the date of this Agreement through the Closing, unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course of business consistent with past practice and (b) use commercially reasonable efforts to preserve substantially intact its business organization, keep available the services of its officers and key employees and preserve its present commercial relationships.  Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the Company Disclosure Schedule, as expressly required or permitted by this Agreement or as required by applicable Law, during the period from the date of this Agreement through the Closing, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)            issue, sell, transfer, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, transfer, grant, disposition or pledge or other encumbrance of, (i) any additional shares of its capital stock (or other voting securities) or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock (or other voting securities), or any rights, warrants, option, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock (or other voting securities) or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock (or other voting securities); or (ii) any other securities in respect of, in lieu of or in substitution for any shares of its capital stock (or other voting securities) outstanding on the date hereof;

(b)            redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding shares of capital stock;

(c)            split, combine, subdivide or reclassify any of its shares of capital stock;

(d)            declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution, in respect of any shares of its capital stock or otherwise make any contributions or other payments to its shareholders in their capacity as such, other than dividends, distributions, contributions or other payments payable in cash; provided that nothing contained in this Section 6.1(d) shall apply with respect to any transactions solely between or among direct or indirect wholly owned Subsidiaries of the Company;

(e)            sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its properties or assets to any Person other than a direct or indirect Subsidiary of the Company, except in each case (i) pursuant to Contracts in force at the date of this Agreement and set forth on Section 6.1(e) of the Company Disclosure Schedule, or (ii) sales or other dispositions of inventory and obsolete equipment in the ordinary course of business consistent with past practice;

(f)             (i) make any investment in or acquisition of a business whether by purchase of assets, stock or securities or by merger or consolidation or other similar transaction, or (ii) purchase, or enter into any agreement to purchase, equipment, inventory, materials, supplies, capital expenditures or services, other than (1) purchases of equipment, inventory, materials, supplies and services in the ordinary course of business consistent with past practice or (2) undertake emergency repairs or replacements of equipment, inventory, materials or supplies, or (3) capital expenditures of individually less than $500,000 and in the aggregate less than $2,000,000;

(g)            except as required by applicable Law or “by the terms of any Company Benefit Plan as in effect as of the date hereof, (i) grant any loan or any increase in the compensation of any Company Personnel or independent contractor, other than grants or increases in the ordinary course of business consistent with past practice to Company Personnel or applicable independent contractors other than directors or executive officers of the Company or any of its Subsidiaries, (ii) enter into any collective bargaining agreement, (iii) establish, adopt, enter into, or amend to increase materially the benefits under, any material Company Benefit Plan (or any plan or arrangement that would be a Company Benefit Plan if it were in existence on the date hereof), other than in connection with renewals or replacements of health insurance and other Company Benefit Plans customarily renewed or replaced on an annual basis, in each case, in the ordinary course of business consistent with past practice, (iv) enter into any change in control, retention, or other similar agreement with any Company Personnel or independent contractor, (v) enter into any severance, termination or other similar agreement with any Company Personnel or independent contractor, other than any such agreement entered into in the ordinary course of business consistent with past practice and, in the context of severance, termination or other similar agreements with Company Personnel or independent contractors associated with Atom, not in excess of such payments under the Atom severance policy; or (vi) take any action to fund or in any way secure the payment of any compensation or benefits under any Company Benefit Plan;

(h)            terminate the employment of any Company Personnel in a position of vice president or above, other than due to such individual’s death, disability or for cause (each as determined by the Company or its applicable Subsidiary in its reasonable discretion in the ordinary course of business consistent with past practice) or (B) hire any individual into a position of vice president or above;

(i)             approve or effectuate a communications plan approved by senior management regarding the compensation, benefits or other treatment employees will receive following the Closing Date (other than any ordinary course communication regarding any increase in compensation or benefits that, if effected, would be permitted under Sections 6.1(g)(i) or 6.1(g)(iii)), unless Parent is provided with a reasonable opportunity to review and comment on such communications or such communications are consistent with those previously agreed by Parent and the Company;

(j)             amend its certificate of incorporation, by-laws or similar governing documents;

(k)            change any of the Company’s accounting policies or practices, except as may otherwise be required under GAAP;

(l)             pay, discharge, settle, forgive or satisfy any litigation, arbitration, proceedings, claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than any settlement, payment, discharge or satisfaction (i) reflected or reserved against on the face of the Latest Balance Sheet, (ii) as set forth in Section 6.1(l) of the Company Disclosure Schedule, (iii) if the loss resulting from which is reasonably expected to be reimbursed to the Company or any of its Subsidiaries under an insurance policy, (iv) concessions granted to customers, suppliers or distributors arising in the ordinary course of business consistent with past practice, or (v) in an amount individually less than $100,000 or in the aggregate less than $1,000,000;

(m)           except in the ordinary course of business and consistent with past practice, file any amended material Tax Return, make or change any material Tax election or settle or compromise any material income Tax liability;

(n)            amend, modify, terminate or let lapse any material Permit or material Environmental Permit required to conduct the business of the Company or any of its Subsidiaries;

(o)            (i) redeem or otherwise acquire any shares of Common Stock held by the ESOP or permit the ESOP to make distributions in respect of shares of Common Stock to ESOP participants, or (ii) take any action or fail to take any action that would, or that could reasonably be expected to, adversely affect the tax-qualified status of the ESOP under Section 501(a) of the Code or which would constitute a breach of fiduciary duty under Section 409 of ERISA;

(p)            merge or consolidate with or into any other Person or dissolve or liquidate;

(q)            (i) terminate, cancel, extend, materially amend or modify any Material Contract or Lease or waive, assign (other than to the Company or a Subsidiary), violate or release any rights, claims or benefits under such Contract or Lease which rights, claims or benefits are material to the Company and its Subsidiaries, taken as a whole, other than concessions made to customers, suppliers or distributors in the ordinary course of business consistent with past practice or automatic renewal of any Material Contracts pursuant to its terms, or (ii) enter into any Contract which, if in existence on the date hereof, would constitute a Material Contract of the type described in clauses (iii), (vi), (viii) or (xii) of Section 4.14(a);

(r)            sell, transfer or otherwise dispose of any assets to any equityholder or affiliate of the Company or its Subsidiaries or any of their respective directors, officers or employees;

(s)            with the intent of manipulating Net Working Capital so as to increase the purchase price payable to the Shareholders hereunder, engage in the practice of “channel stuffing” (i.e., materially accelerating the timing or amount of sales in excess of those that would have been sold in the ordinary course of business);

(t)             (i) purchase any real property; (ii) lease or sublease (other than pursuant to the Leases) from any third party any real property requiring rent payments in excess of $100,000 annually; or (iii) lease or sublease to any third party any real property other than any unused space in any Owned Real Property or Leased Real Property;

(u)            except in the ordinary course of business, consistent with past practice and not with the incurrence of debt, grant, modify, fail to maintain, fail to prosecute, cancel, abandon, dispose of or terminate any rights relating to Intellectual Property or otherwise permit any rights relating to Intellectual Property to lapse; or

(v)            agree or make any commitment to take any of the actions prohibited by this Section 6.1.

6.2                Payoff Letters.  By no later than the second (2nd) Business Day prior to Closing, the Company shall deliver to Parent copies of Payoff Letters for the Funded Debt.

6.3                Company Transaction Expense Direction Notice.  On or prior to the second (2nd) Business Day preceding the Closing Date, the Company shall provide Parent with a written notice (the “Company Transaction Expense Direction Notice”) setting forth wire transfer instructions for any Company Transaction Expenses to be paid at the Closing.

ARTICLE 7.
 ADDITIONAL AGREEMENTS

7.1                Expenses.  Except as specifically contemplated herein with respect to Company Transaction Expenses, Section 3.4(d) with respect to the fees and costs of the Arbitrator, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

7.2                Certain Tax Matters.

(a)            All transfer, documentary, sales, use, stamp, registration, conveyance, recording and other such Taxes, and all other fees and charges in the nature of a Tax (including any penalties and interest), incurred in connection with consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be paid by Parent when due, and Parent will, at its own expense, file all necessary Tax Returns and other documentation with respect to Transfer Taxes.

(b)            Each Shareholder (other than the ESOP, for which indemnification will be provided solely from the Tax Return Escrow Account and the Tax Escrow Account) shall indemnify Parent and each of its Affiliates, officers, directors, employees or agents (collectively, the “Parent Indemnified Parties”) from and against all liabilities for (i) all Taxes of (or payable by) the Company and its Subsidiaries attributable to taxable periods ending on or before the Closing Date (a “Pre-Closing Tax Period”) and (ii) with respect to any taxable period beginning on or before and ending after the Closing Date (a “Straddle Period”), all Taxes of (or payable by) the Company and its Subsidiaries which are allocable, pursuant to subsection (g) below, to the portion of such taxable period ending on the Closing Date (a “Pre-Closing Straddle Period”); provided, however, that there shall be no liability to the extent of the amount of Taxes taken into account in determining Closing Net Working Capital; provided, further, that the amount of Taxes allocable to any Pre-Closing Tax Period or Pre-Closing Straddle Period shall be determined by taking into account all Tax deductions that arise or become available as a result any expenses or costs that in each case are (x) attributable to, incurred or payable by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and (y) properly deductible by the Company or any of its Subsidiaries in any Pre-Closing Tax Period or Pre-Closing Straddle Period (the “Transaction Tax Deductions”).

(c)            Notwithstanding anything to the contrary contained herein,

(i)            each Shareholder’s aggregate liability pursuant to Section 7.2(b) for any Tax Return Excess and all Taxes other than Taxes shown as due and payable on any Pre-Closing Tax Return shall be several and not joint and shall not exceed such Shareholder’s Fully Diluted Pro Rata Portion of $13,200,000;

(ii)           the ESOP shall not be required to indemnify any Parent Indemnified Party pursuant to Section 7.2(b) other than out of the Tax Return Escrow Account and the Tax Escrow Account;

(iii)          Parent’s sole and exclusive remedy against the ESOP for indemnification under Section 7.2 shall be to assert claims against, (A) with respect to Taxes shown as due and payable on any Pre-Closing Tax Return, the Tax Return Escrow Account (except to the extent provided in clause (B)) and (B) with respect to any Tax Return Excess and Taxes other than Taxes shown as due and payable on any Pre-Closing Tax Return, the Tax Escrow Account; and

(iv)         the Shareholders’ indemnification obligation pursuant to Section 7.2 shall terminate, with respect to Taxes shown as due and payable on any Pre-Closing Tax Return, on the Tax Return Escrow Release Date and, with respect to all other Taxes, on the Tax Escrow Release Date.

(d)            The Shareholders shall be entitled to any refund of any Taxes (including estimated Taxes) received in cash by Parent, the Company or any of its affiliates, and any credits in lieu of a refund, with respect to any Pre-Closing Tax Period or Pre-Closing Straddle Period, including interest but reduced by the amount of any Tax thereon, and shall be paid any such refund or credit, including interest but reduced by the amount of any Tax thereon, promptly upon receipt thereof in the case of a refund (or the filing of the relevant Tax Return, in the case of a credit) by Parent, the Company or any of their affiliates; provided, however, that (i) the Shareholders shall not be entitled to any refund or credit to the extent such refund or credit is attributable to a carryback of an item that is attributable to any taxable period (or portion thereof) beginning after the Closing Date; (ii) the Shareholders shall be entitled to a credit when and only to the extent the credit actually reduces the unindemnified Tax liability of Parent and its Subsidiaries (determined on a with and without basis); and (iii) the amount of any payment to which the Shareholders would otherwise be entitled under this Section 7.2(d) shall be reduced by the amount of any Taxes described in Section 7.2(b) that have been paid by Parent or any of its Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) and for which none of the Parent Indemnified Parties has been indemnified under this Agreement.  If (x) any such refund or credit is subsequently disallowed or (y) Parent or any of its Subsidiaries subsequently pays any Taxes described in Section 7.2(b) for which none of the Parent Indemnified Parties is indemnified under this Agreement, the Shareholders shall promptly repay to Parent the amount of any payment previously paid by Parent under this Section 7.2(d), increased by any interest or penalty imposed as a result of such disallowance in the case of clause (x) and up to the amount of the unindemnified Taxes paid by Parent or any of its Subsidiaries in the case of clause (y).  The determination of the amount of any refund of any Taxes, and any credits in lieu of a refund, allocable to a Pre-Closing Straddle Period shall be made in accordance with the allocation of Taxes to a Pre-Closing Straddle Period under subsection (g) below.  The Shareholders’ Representative shall have the right to determine whether any claim for refund for such Taxes shall be made on behalf of the Company or any of its Subsidiaries.  If the Shareholders’ Representative elects to make a claim for refund, Parent, the Company and any of its Subsidiaries shall cooperate fully in connection therewith.

(e)            The Shareholders’ Representative shall file or cause to be filed when due all Tax Returns with respect to the Company and its Subsidiaries for any Pre-Closing Tax Period.  All Tax Returns filed by the Shareholders’ Representative will correctly reflect the income, business, assets, operations, activities and status of the Company and its Subsidiaries and any other information required to be shown therein consistent with past practice, except as otherwise required by Law.  The Shareholders’ Representative shall provide a copy of each such Tax Return filed after the Closing Date to Parent for its review and comment not later than thirty (30) calendar days prior to the deadline for filing each such Tax Return and shall make all changes to each such Tax Return reasonably requested by Parent.

(f)            Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its Subsidiaries for any Straddle Period.  All Tax Returns filed by Parent will correctly reflect the income, business, assets, operations, activities and status of the Company and its Subsidiaries and any other information required to be shown therein consistent with past practice, except as otherwise required by Law.  Parent shall provide a copy of each such Tax Return to the Shareholders’ Representative for its review and comment not later than thirty (30) calendar days prior to the deadline for filing each such Tax Return, and shall make all changes to each such Tax Return reasonably requested by the Shareholders’ Representative.

(g)            The amount of Taxes allocable to a Pre-Closing Straddle Period shall be determined (i) in the case of Taxes imposed on a periodic basis (such as property Taxes), on a daily pro rata basis and (ii) in the case of other Taxes, based on an interim closing of the books as of the close of business on the Closing Date (and, in the case of any Taxes attributable to the ownership of an equity interest in a partnership, other “flow-through” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any analogous provision of state, local or foreign Law), as if the taxable period of such entity ended as of the close of business on the Closing Date); provided, that such Tax liability shall be determined by taking into account Transaction Tax Deductions that would be properly deductible in a Pre-

Closing Straddle Period if such Pre-Closing Straddle Period were an actual taxable period that ended on (and included) the Closing Date (assuming, for this purpose, that the safe harbor election provided for in IRS Revenue Procedure 2011-29 is made with respect to any Transaction Tax Deduction that constitutes a “success-based fee”.

(h)            Following the Closing, without the Shareholders’ Representative’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), neither Parent, the Company nor any of their affiliates shall file or amend any Tax Return of the Company or any of its Subsidiaries, or make or change any Tax election relating to the Company or any of its Subsidiaries, in each case, for any taxable period, or portion thereof, beginning on or prior to the Closing Date.

(i)            Each of Parent, the Company, the Shareholders’ Representative and their affiliates will provide the other parties with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, any judicial or administrative proceedings relating to liability for Taxes, or any other claim under this Agreement relating to Tax, and each will retain and provide the others with any records or information that may be relevant to any such Tax Return, audit or examination, proceeding or claim.  Such assistance shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include providing copies of any relevant Tax Returns and supporting work schedules.  The party requesting assistance hereunder shall reimburse the other parties for reasonable third-party out-of-pocket expenses incurred in providing such assistance.  Without limiting the generality of the foregoing, Parent shall retain, and shall cause the Company to retain until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such returns for all taxable periods beginning on or before the Closing.

(j)            The Company shall request, prior to Closing, valid sales Tax exemption certificates from each of its thirty (30) largest U.S. customers (measured by sales revenue) in each state where delivery of product is made.

(k)            The parties shall treat any payment made under this Section 7.2 as an adjustment to the Adjusted Base Consideration for Tax purposes.

7.3               Publication/Distribution of Agreement.  So long as this Agreement is in effect, none of Parent, the Company, the Shareholders or any of their respective affiliates shall publish, distribute or make any public statements with respect to this Agreement (including the disclosure of this Agreement or its terms) or the transactions contemplated hereby without the prior approval of the other parties hereto, except as may be required (a) to obtain the consents and approvals, and to provide such notices, necessary to consummate the transactions contemplated by this Agreement or (b) by Law or stock exchange rules applicable to Parent, the Company, the Shareholders or any of their respective affiliates (and only to the extent so required), provided, however, that in such event the parties hereto shall, if reasonably practicable and permitted by applicable Law, consult with each other regarding the content thereof and shall consider in good faith any redactions or revisions reasonably requested by the other party.  Each party hereto acknowledges that the ESOP shall have the right to disclose this Agreement and any agreements, instruments and documents contemplated hereby to the ESOP participants.  Notwithstanding the foregoing, each of the Parties may make public statements regarding this Agreement or the transactions contemplated hereby so long as any such statements are not materially inconsistent with previous press releases, public disclosure or public statements made in accordance with this Agreement and do not reveal material, non-public information regarding the other Parties, this Agreement or the transactions contemplated hereby.

7.4                Access to Information; Confidentiality.

(a)            Prior to the Closing, upon reasonable prior written notice and subject to applicable Laws relating to the exchange of information and confidentiality obligations applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time (it being agreed that the Company shall, and shall cause its Subsidiaries to, make reasonable and appropriate substitute disclosure arrangements under circumstances in which such Laws or confidentiality obligations apply), the Company shall, and shall cause each of the Company’s Subsidiaries to, afford to the Representatives of Parent, during normal business hours and in a manner as to not unreasonably interfere with the normal operation of the Company and its Subsidiaries, during the period prior to the Closing Date, reasonable access to the Company’s and each of its Subsidiaries’ properties, assets, books, Contracts and records, and to their officers, accountants, counsel and other Representatives and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent such information concerning their businesses, properties and personnel as Parent may reasonably request in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that (i)  Parent shall not perform, or request or cause to be performed, intrusive soil or groundwater sampling at any property of the Company or its Subsidiaries, (ii) such right shall not apply to information subject to an attorney-client privilege (to the extent disclosure would jeopardize such privilege) and (iii) the Company and its Subsidiaries need not supply any information which, in the reasonable judgment of the Company or any of its Subsidiaries is under a contractual or legal obligation not to supply; provided, however, that, at Parent’s reasonable request, the Company shall use its commercially reasonable efforts to seek the consent of any party whose consent is required to remove any contractual restriction on disclosure to Parent.  The Company shall have the right to have one or more of its Representatives present at all times during any such reviews, examinations or discussions.  Prior to the Closing, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent shall not, and Parent shall cause its Representatives not to, contact any customers, suppliers or competitors of the Company or its Subsidiaries regarding the business, operations or prospects of the Company or regarding this Agreement or the transactions contemplated hereby; provided, however, that the Company and Parent shall cooperate in good faith to develop and implement a customer and supplier communication plan relating to the transactions contemplated by this Agreement.

(b)            Prior to the Closing, (i) any information provided to or obtained by Parent pursuant to this Section 7.4 or any other provision of this Agreement will be subject to the Confidentiality Agreement and shall be held by Parent in accordance with and be subject to the terms and conditions of the Confidentiality Agreement, and (ii)  Parent agrees to be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, which provisions are hereby incorporated herein by reference.

(c)            From and after the Closing,  for any reasonable business purpose relating to the Shareholders’ ownership of the capital stock of the Company or any of its Subsidiaries, including preparation of governmental or regulatory reporting obligations, for a period of seven (7) years (or such longer period as may be required by applicable Laws) after the Closing, (i) Parent shall cause the Company and its Subsidiaries to retain the books and records relating to the Company and its Subsidiaries with respect to periods prior to the Closing in accordance with Parent’s customary internal document retention practices, and (ii) upon reasonable advance notice and subject to applicable Laws relating to the exchange of information and confidentiality obligations applicable to information furnished to Parent, the Company or any of their respective Subsidiaries by third parties that may be in any of their possession from time to time (it being agreed that Parent shall cause the Company and its Subsidiaries to make reasonable and appropriate substitute disclosure arrangements under circumstances in which such Laws or confidentiality obligations apply), Parent and the Company shall, and shall cause each of the Company’s Subsidiaries to, afford to the Shareholders and their respective Representatives, during normal business hours following the Closing Date, and in a manner as to not unreasonably interfere with the normal operation of Parent, the Company and their respective Subsidiaries, reasonable access to the Company’s and each of its Subsidiaries’ properties, books, Contracts and records, and to their officers, employees, accountants, counsel and other Representatives and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to the Shareholders all information concerning their businesses, properties and personnel as they may reasonably request for the purposes described above; provided, however, that (x) such right shall not apply to information subject to an attorney-client privilege (to the extent disclosure would jeopardize such privilege), (y) this Section 7.4(c) shall not apply to Tax Returns and related information which shall be governed by Section 7.2(g) and (z) Parent, the Company and its Subsidiaries need not supply any information which, in the reasonable judgment of Parent, the Company or any of their respective Subsidiaries, is under a contractual or legal obligation not to supply; provided however that at the reasonable request of the Shareholder Representative, the Company shall use its commercially reasonable efforts to seek the consent of any party whose consent is required to remove any contractual restriction on disclosure to the Shareholders.  Parent shall have the right to have one or more of its Representatives present at all times during any such reviews, examinations or discussions.

(d)            For a period of five years following the Closing Date (and, in the case of books and records of the Company or any Subsidiary provided or otherwise made available to any Shareholder or any of its Representatives following the Closing Date pursuant to any provision of this Agreement, a period of five years following the date such books and records are provided or otherwise made available), each Shareholder shall, and shall cause each of its affiliates to, (i) treat all confidential information relating to the Company and the Subsidiaries as confidential, preserve the confidentiality thereof, and not use or disclose to any Person such confidential information and (ii) cause its Representatives who have had access to such information to keep it confidential and not to use or disclose to any Person any such information, unless such information (A) is or becomes publicly available or is now or hereafter disclosed in a manner making it publicly available, in each case through no act or omission in violation hereof of such Shareholder or its affiliates or Representatives, or (B) is required by applicable Law;

provided that, with respect to Trade Secrets of the Company or any Subsidiary, the foregoing covenant shall survive indefinitely.  If the disclosure of such information is required by applicable Law, such Shareholder shall cooperate with and, to the extent reasonably practicable and not prohibited by Law, provide Parent an opportunity to object to the disclosure and shall give Parent as much prior written notice as is reasonably practicable under the circumstances.  If requested by Parent, such Shareholder shall use commercially reasonable efforts, at Parent’s expense, to obtain reliable assurance that confidential treatment will be accorded to any such information required by applicable Law to be disclosed.

7.5                Consents; Further Assurances.

(a)            Subject to the terms and conditions of this Agreement, each of the parties hereto, shall, and shall cause their respective affiliates to, use their respective reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such parties or their Subsidiaries with respect to the transactions contemplated hereby (including making all legally required filings) and, subject to the conditions set forth in ARTICLE 8, to consummate the transactions contemplated hereby as promptly as practicable and (ii) to obtain (and to cooperate with the other parties to obtain) as promptly as practicable any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by them or any of their respective affiliates in connection with the transactions contemplated hereby, and to comply with the terms and conditions of any such consent, authorization, order or approval.  In connection therewith, each of the parties shall, and shall cause their respective affiliates to provide, such information and communications to Governmental Entities as such Governmental Entities may request.

(b)            Without limitation of the foregoing, Parent on the one hand, and the Company on the other hand, undertakes and agrees to file as soon as practicable, but in all cases, within ten (10) Business Days following the date hereof, a Notification and Report Form under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”).  Each of Parent and the Company, as applicable, shall (x) respond as promptly as practicable to any inquiries or requests for additional information or documentation received from the FTC, the Antitrust Division or any other Governmental Entity, and (y) not extend any waiting period under the HSR Act or any other Antitrust Laws or enter into any agreement with the FTC, the Antitrust Division or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto.  Parent shall offer to take (and if such offer is accepted, commit to take) all steps which it is capable of taking to avoid or eliminate impediments under any Antitrust Laws that may be asserted by the FTC, the Antitrust Division or any other Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as promptly as practicable following the date of this Agreement and, in any event, prior to the Outside Date, and shall defend through litigation on the merits any claim asserted in any court by any party, including appeals.  Without limiting the foregoing, Parent shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or its Subsidiaries (including the Company or any of its Subsidiaries) or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Parent or its Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing beyond the Outside Date.  At the request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or any of its Subsidiaries; provided that any such action shall be conditioned upon the consummation of the Closing and the transactions contemplated hereby.

(c)            Without limitation of the foregoing subsection (a), in connection with the transactions contemplated by this Agreement, the Company shall, at its sole cost and expense, comply with any requirements of ISRA and, in furtherance of the foregoing, the Company shall (i) within five (5) Business Days after execution of this Agreement, make any required filings or notifications (such as a General Information Notice, as defined under ISRA) to the New Jersey Department of Environmental Protection (“NJDEP”), (ii) promptly retain a Licensed Site Remediation Professional (as defined under ISRA) at Ramboll Environ, Inc. or other technical environmental consulting firm reasonably acceptable to Parent to conduct any required Preliminary Assessment (as defined under ISRA) and such other investigation as may be required by ISRA, and (iii) prior to Closing, for any property subject to ISRA, submit to NJDEP, prior to Closing, a Remediation Certification (as defined under ISRA) or such authorization as may be required by N.J.A.C. § 7:26B-1.8 and take such other commercially reasonable steps required to complete the transactions contemplated by this Agreement; provided that the Company shall provide Parent with a reasonable opportunity, for five (5) Business Days or such shorter time period as may be required, to review and comment on any draft reports prepared, issued or any other proposed ISRA forms or submissions prior to any submission to or filing with the NJDEP made in furtherance of this Section 7.5(c).

(d)            Each of the parties shall promptly furnish to the other copies of any notices or written communications, and a written summary of any oral communications, in each case received by such party or any of its affiliates from any third party or any Governmental Entity with respect to the transactions contemplated by this Agreement, and each party shall permit counsel to the other party an opportunity to review in advance, and shall consider in good faith the views of such counsel in connection with, any proposed written communications (including, for the avoidance of doubt, any filings and/or notices) by any other party or its affiliates to any third party or any Governmental Entity, including the FTC and the Antitrust Division, concerning the transactions contemplated by this Agreement.  Each party agrees to provide the other parties and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in Person or by telephone, between such party and/or any of its affiliates, agents or advisors, on the one hand, and any third party or Governmental Entity, including the FTC and the Antitrust Division, on the other hand, concerning or in connection with the transactions contemplated hereby.

(e)            Except as otherwise specifically provided in this Agreement (including Section 7.5(b)), in no event shall any party hereto be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals required in order to consummate the transactions contemplated herein and the Company and its Subsidiaries shall not be entitled to bear any such expense or pay any such fee or grant any such concession without Parent’s prior written consent.

7.6                Directors’ and Officers’ Insurance; Company Release.

(a)            For a period of six (6) years after the Closing, the provisions of the constituent documents of the Company and its Subsidiaries concerning the elimination of liability and indemnification of directors and/or other Persons shall not be amended in any manner that would adversely affect the rights thereunder of any Person that is as of the date hereof or the Closing covered as an indemnitee under any such elimination of liability or indemnification provisions.  Notwithstanding anything in this Agreement to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any directors and/or other Persons entitled to indemnification under such constituent documents on or prior to the sixth (6th) anniversary of the Closing, the provisions of this Section 7.6(a) shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.  If the Company or any of its Subsidiaries or their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company and its Subsidiaries shall assume all of the obligations set forth in this Section 7.6(a).

(b)            Effective upon the Closing, except for claims of, or causes of action arising from Fraud, Parent and the Company, and each of their respective affiliates, successors and assigns (which, for the avoidance of doubt, shall not include the shareholders of the Company immediately prior to the Closing) (collectively, the “Releasing Parties”), shall be deemed to have remised, released and forever discharged the officers and directors of the Company and each of its Subsidiaries (collectively, the “Released Parties”) of and from any and all claims which the Releasing Parties, or any of them, now have, ever had, or at the Closing may have, or hereafter can, shall or may have, against the Released Parties in their capacities as officers and directors of the Company and each of its Subsidiaries, or any of them, for, upon or by reason of any matter, cause or thing whatsoever, from the beginning of time through the Closing Date, provided, however, that such release shall not cover claims or liabilities for amounts owed pursuant to, or other rights set forth in, or other claims arising in connection with this Agreement or any agreement ancillary to this Agreement or any of the Contracts set forth in Section 4.15 of the Company Disclosure Schedule..  As of the Closing Date, Parent, on behalf of each of the Releasing Parties, expressly acknowledges that it has had, or has had and waived, the opportunity to be advised by independent legal counsel.

(c)            Parent, on behalf of each of the Releasing Parties, hereby represents, warrants and covenants to each Released Party that there has not been and will not be any assignment or other transfer of any right or interest in any claims that any Releasing Party ever had, has or may have against the Released Parties, and hereby agrees to indemnify and hold each Released Party harmless from any claims and Losses directly or indirectly incurred by any of the Released Parties as a result of any Person asserting any right or interest pursuant to any such purported assignment or transfer of any such right or interest.

(d)            Parent, on behalf of each of the Releasing Parties, hereby agrees that if any Releasing Party hereafter commences, joins in or in any manner seeks relief through any suit arising out of, based upon or relating to any of the claims released hereunder, or in any manner asserts against any Released Party any of the claims released hereunder, then such Releasing Parties will pay to such Released Party, in addition to any other Losses, direct or indirect, all attorneys’ fees incurred in defending or otherwise responding to such suit or claims.

(e)            Prior to 12:01 a.m. on the Closing Date, the Company shall procure, with respect to acts or omissions occurring prior to the Closing, six (6) year pre-paid “tail” policies (the “D&O Insurance”), covering all present and former officers and directors of the Company and those present and former officers, directors and managers of its Subsidiaries who are currently covered by directors’ and officers’ liability insurance policies, on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date hereof.  To the extent not fully paid prior to 12:01 a.m. on the Closing Date, the aggregate premium and costs relating to the procurement by the Company of the D&O Insurance shall be a Company Transaction Expense.

(f)            The provisions of this Section 7.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Person released or entitled to a benefit hereunder, and each such person’s heirs, representatives, successors and assigns, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 7.6.  The Company shall not (and Parent shall cause the Company not to) amend the provisions of this Section 7.6 in a manner that would adversely affect any such third-party beneficiary without the prior written consent of such third-party beneficiary.  With respect to any claim by a third-party beneficiary under this Section 7.6, no Releasing Party may assert by way of defense, set-off or counterclaim, any claim against, or Losses owing by, the Shareholders or any other third-party beneficiary.

(g)            The Company shall (and Parent shall cause the Company to), from time to time following the Closing, execute and deliver such other documents and instruments and take such other actions as may be reasonably requested by any Released Party to implement the provisions of this Section 7.6.

7.7                Shareholder Release.

(a)            Effective upon the Closing, each Shareholder, solely in such Person’s capacity as a Shareholder, on behalf of itself and each of its affiliates, successors and assigns (collectively, the “Shareholder Releasing Parties”), shall be deemed to have remised, released and forever discharged the Company and each of its Subsidiaries and each of the officers and directors of the Company and each of its Subsidiaries (collectively, the “Shareholder Released Parties”) of and from any and all claims which the Shareholder Releasing Parties, or any of them, now have, ever had, or at the Closing may have, or hereafter can, shall or may have, against the Shareholder Released Parties, or any of them, for, upon or by reason of any matter, cause or thing whatsoever, from the beginning of time through the Closing Date, provided, however, that such release shall not cover claims or liabilities for amounts owed pursuant to, or other rights set forth in, or other claims arising in connection with this Agreement or any agreement ancillary to this Agreement.  For the avoidance of doubt, such release shall not remise, release or discharge any claim or right of such Shareholder Releasing Party under any Contract with any Shareholder

Released Party or any claim or right to indemnification by the Company and its Subsidiaries for service by such Shareholder Releasing Party as an officer, director, employee, agent or similar capacity of the Company, any of its Subsidiaries or any related enterprise.  As of the Closing Date, each Shareholder, on behalf of each of the applicable Shareholder Releasing Parties, expressly acknowledges that it has had, or has had and waived, the opportunity to be advised by independent legal counsel.

(b)            Each Shareholder, on behalf of each of the applicable Shareholder Releasing Parties, hereby represents, warrants and covenants to each Shareholder Released Party that there has not been and will not be any assignment or other transfer of any right or interest in any claims that any Shareholder Releasing Party ever had, has or may have against the Shareholder Released Parties, and hereby agrees to indemnify and hold each Shareholder Released Party harmless from any claims and Losses directly or indirectly incurred by any of the Shareholder Released Parties as a result of any Person asserting any right or interest pursuant to any such purported assignment or transfer of any such right or interest.

(c)            Each Shareholder, on behalf of each of the applicable Shareholder Releasing Parties, hereby agrees that if any Shareholder Releasing Party hereafter commences, joins in or in any manner seeks relief through any suit arising out of, based upon or relating to any of the claims released hereunder, or in any manner asserts against any Shareholder Released Party any of the claims released hereunder, then such Shareholder Releasing Parties will pay to such Shareholder Released Party, in addition to any other Losses, direct or indirect, all attorneys’ fees incurred in defending or otherwise responding to such suit or claims.

(d)            The provisions of this Section 7.7 are (i) intended to be for the benefit of, and shall be enforceable by, each Person released or entitled to a benefit hereunder, and each such person’s heirs, representatives, successors and assigns, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 7.7.  This Section 7.7 shall not be amended in a manner that would adversely affect any such third-party beneficiary without the prior written consent of such third-party beneficiary.  With respect to any claim by a third-party beneficiary under this Section 7.7, no Shareholder Releasing Party may assert by way of defense, set-off or counterclaim, any claim against, or Losses owing by, Parent or any other third-party beneficiary.

(e)            Each Shareholder shall, from time to time following the Closing, execute and deliver such other documents and instruments and take such other actions as may be reasonably requested by any Shareholder Released Party to implement the provisions of this Section 7.7.

7.8                R&W Insurance.  Parent shall cause the R&W Insurance to explicitly provide that the provider of the R&W Insurance will not have the right to, and will not, pursue any subrogation or contribution rights or any other claims against the Shareholders in connection with any claim made by the Parent Indemnified Parties thereunder, except in the case of claims of, or causes of action arising from, Fraud.  The cost of the R&W Insurance and any fees, costs or deductibles associated therewith shall be borne solely by Parent.  Parent shall not amend, modify or terminate the R&W Insurance or any provisions thereof in any manner that may adversely affect in any material respect the Shareholders, including any amendment, modification or termination of the provisions of the R&W Insurance in respect of the restriction described in the preceding sentence.

7.9                 280G Vote.  Prior to the Closing, to the extent the right of any “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) with respect to the Company (each, a “Disqualified Individual”) to receive any payments would constitute a “parachute payment” within the meaning of Section 280G(b)(2)(A)(i) of the Code and any regulations promulgated thereunder, the Company shall take all necessary actions (including obtaining any required waivers or consents from any Disqualified Individual to waive such Disqualified Individual’s right to the portion of such payment that would constitute an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code) to submit such payments to a vote meeting the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder.  The Company shall forward to Parent prior to submission copies of all documents prepared by the Company in connection with this Section 7.9 and shall incorporate any reasonable comments that are made by Parent.

7.10             Exclusive Dealing.

(a)            During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company  and each Shareholder shall not, and shall instruct its Representatives not to, and the Company shall not permit any of its Subsidiaries to, directly or indirectly:  (i) knowingly solicit, encourage, initiate or engage with respect to any inquiries or the making of any proposal from a Person or group of Persons other than Parent and its affiliates and Representatives that may constitute, or could reasonably be expected to lead to, an Alternative Transaction; (ii) enter into or participate in any discussions or negotiations with  any Person or group of Persons other than Parent and its affiliates and Representatives regarding, or otherwise pursue, an Alternative Transaction; (iii) furnish any non-public information relating to the Company or any of its Subsidiaries or their respective assets or businesses, or afford access to the assets, business, properties, books or records of the Company or any of its Subsidiaries to any Person or group of Persons other than Parent and its affiliates and Representatives, in all cases for the purpose of assisting with or facilitating an Alternative Transaction; or (iv) enter into an Alternative Transaction or any Contract, including any letter of intent, term sheet or other similar document, relating to an Alternative Transaction.  The Company shall cease all discussions and negotiations concerning an Alternative Transaction.  During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall promptly advise Parent in writing of any proposed Alternative Transaction or any inquiry or proposal that could reasonably be expected to lead to an Alternative Transaction and keep Parent reasonably informed on a current basis of the status and details of such proposal or inquiry.

(b)            For purposes of this Section 7.10, an “Alternative Transaction” is any (i) direct or indirect acquisition by any Person or group of Persons other than Parent or its affiliates of assets of the Company or any of its Subsidiaries (including any equity interests of any of its Subsidiaries) equal to ten percent (10%) or more of the fair market value of the Company’s consolidated assets or to which ten percent (10%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (ii) direct or indirect acquisition by any Person or group of Persons other than Parent or its affiliates of any of the capital stock of the Company or any of its Subsidiaries, or (iii) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person or group of Persons other than Parent or its affiliates would own ten percent (10%) or more of the consolidated assets, net revenues or net income of the Company and the Subsidiaries, taken as a whole.

7.11             Restrictive Covenant.

(a)            For two years following the Closing Date, each Shareholder (other than the ESOP) hereby agrees that it will not (i) directly or indirectly solicit or seek to induce or encourage any employee of the Company or any its Subsidiaries to leave his or her employment or position with the Company, (ii) hire any person who was an employee of the Company or any of its Subsidiaries or (iii) interfere with, disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Company or any of its Subsidiaries, on the one hand, and any of their respective customers, partners, distributors, resellers, suppliers or employees, on the other hand.  Notwithstanding the foregoing, the restrictions set forth in clause (i) and (ii) of this Section 7.11(a) will not prohibit any Shareholder from (A) general advertising of employment opportunities including in any newspaper, trade journal or other publication or any Internet website posting, in each case that is not specifically directed at employees of the Company or its Subsidiaries, (B) participating in any third-party hiring fair or similar event open to the public or (C) soliciting, negotiating with, offering employment to or employing any Person who left the employment of the Company at least 90 days prior to the date that such Person is first solicited or offered employment without any prior solicitation or encouragement by Parent or its affiliates in violation of this Section 7.11(a).

(b)            In the event that any covenant contained in Section 7.11(a) should ever be adjudicated to exceed the time or other limitations permitted by any applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time or other limitations permitted by such applicable Law.  The covenants and provisions contained in Section 7.11(a) and each provision hereof are several and distinct covenants and provisions.  The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

7.12             Continued Existence. During the period from the Closing Date until the later of the Indemnity Escrow Release Date and the Tax Escrow Release Date, each Company Shareholder (other than the ESOP) shall (a) maintain its legal existence in accordance with applicable Law and (b) maintain sufficient capital to satisfy its obligations, including its obligations pursuant to this Agreement, as they become due.  Notwithstanding the foregoing, however, for bona fide estate planning purposes, each Company Shareholder (other than the ESOP) may transfer all or a portion of its assets to another Person provided that the transferee (i) maintains sufficient capital to satisfy its obligations, including its obligations pursuant to this Agreement, as they become due and (ii) expressly assumes the obligations of such Company

Shareholder pursuant to this Agreement (it being understood that no such assumption shall relieve such Company Shareholder of its obligations hereunder).

7.13             ESOP Matters. Prior to the Closing Date, the Company shall take all reasonable actions necessary, in accordance with ERISA, the Code and the ESOP, to adopt resolutions and amend the ESOP, effective in all respects as of the Closing and in form and substance reasonably satisfactory to Parent to provide that, effective upon the Closing Date, the ESOP no longer is an “employee stock ownership plan” within the meaning of Section 4975 of the Code. At or prior to the Closing Date, the Company shall adopt any other amendments to the ESOP as are necessary to reflect and effect the Transactions, subject to compliance with applicable requirements of the Code, ERISA and the ESOP and provided that such amendments are in form and substance reasonably satisfactory to Parent. Parent shall maintain the ESOP, as amended in accordance with this subparagraph, or as merged into and made a part of a differing defined contribution qualified retirement plan sponsored by the Parent or an affiliate, until the later of the Indemnity Escrow Release Date and the Tax Escrow Release Date. Furthermore, Parent shall amend the ESOP as soon as reasonably practicable following the Closing Date to permit in-service distributions from the ESOP in an amount equal to at least 50% of each ESOP participant’s account balance.

7.14             Resignations.  The Company shall obtain and deliver to Parent letters of resignation effective as of the Closing from (a) each of the directors of the Company and (b) each of the officers of the Company that Parent specifies in writing to the Company at least three Business Days prior to the Closing Date, which letters shall only apply to status as an officer or director but not as an employee.

ARTICLE 8.
 CONDITIONS PRECEDENT

8.1                Conditions to Each Party’s Obligation To Effect the Transactions.  The respective obligation of each party hereto to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)            Regulatory Approvals.  The waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted.

(b)            No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition enjoining or otherwise preventing or prohibiting the consummation of the transactions contemplated hereby shall have been entered after the date hereof and shall be in effect and no Legal Proceeding brought by any Governmental Entity shall be pending that seeks to impose any such legal restraint or prohibition.

(c)            ESOP Fairness Opinion.  The ESOP Trustee shall have received an updated and final Fairness Opinion as of the Closing Date, in the form attached hereto as Exhibit E.

8.2                Conditions to Obligations of Parent.  The obligations of Parent to effect the transactions contemplated hereby are further subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a)            Representations and Warranties.  (i) The Company Fundamental Representations shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date), (ii) the representations and warranties set forth in ARTICLE 4 (other than those described in clause (i) above) shall be true and correct (without giving effect to qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import as set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date), except to the extent that the failure to be true and correct has not had or would not reasonably be expected to have a Company Material Adverse Effect, (iii) the Shareholder Fundamental Representations shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date) and (iv) the representations and warranties set forth in Section 3.6 (other than those described in clause (iii) above) shall be true and correct (without giving effect to qualifications or limitations as to “materiality,” “material adverse effect” or words of similar import as set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date), except to the extent that the failure to be true and correct has not had or would not reasonably be expected to materially adversely affect or delay the Shareholder’s performance under this Agreement or the consummation of the transactions contemplated by this Agreement.

(b)            Performance of Obligations of the Company and the Shareholders.  The Company and the Shareholders shall have performed or complied in all material respects the obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)            No Company Material Adverse Effect.  Since the date hereof, there shall not have been any change, effect, event, state of facts, development or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)            FIRPTA Certificate.  An officer of the Company, and Atom shall have executed and delivered to Parent a certificate, substantially in the form of Exhibits C and D, respectively, that satisfies the requirements of Treasury Regulation Section 1.1445-2(c)(3).

(e)            Officer’s Certificate.  An officer of the Company shall have executed and delivered to Parent on behalf of the Company a certificate certifying that the conditions set forth in Section 8.2(a)(i) and (ii), Section 8.2(b) and Section 8.2(c) have been satisfied.  Each of the Shareholders shall have executed and delivered to Parent on behalf of such Shareholder a certificate certifying that the conditions set forth in Sections 8.2(a)(iii) and (iv) and Section 8.2(b) with respect to such Shareholder have been satisfied.

8.3                Conditions to Obligation of the Company and the Shareholders.  The obligation of the Company and the Shareholders to effect the transactions contemplated hereby is further subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a)            Representations and Warranties.  (i) the Parent Fundamental Representations shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date) and (ii) each of the representations and warranties of Parent set forth in ARTICLE 5 (other than those described in clause (i) above) shall be true and correct (without giving effect to qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” or words of similar import as set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date), except to the extent that the failure to be true and correct has not had or would not reasonably be expected to have a Parent Material Adverse Effect.

(b)            Performance of Obligations of Parent.  Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)            Officer’s Certificate.  An officer of Parent shall have executed and delivered to the Company on behalf of Parent a certificate certifying that Parent has satisfied the conditions set forth in Section 8.3(a) and Section 8.3(b).

8.4               Frustration of Closing Conditions.  None of Parent, the Company or the Shareholders may rely on the failure of any condition to its obligation to consummate the transactions contemplated hereby set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if a material cause of such failure was the failure of such party to perform any of its obligations under this Agreement.

ARTICLE 9.
 TERMINATION, AMENDMENT AND WAIVER

9.1                Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date:

(a)            by mutual written consent of the Company and Parent;

(b)            by either the Company or Parent if any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action after the date hereof permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such Order or other action shall have become final and nonappealable;

(c)            by either the Company or Parent if the transactions contemplated by this Agreement shall not have been consummated on or before July 13, 2017 (such date, the “Outside Date”); and provided, further, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to or on behalf of any party whose action or failure to act has been a material cause of or resulted in the failure of the Closing to be consummated on or prior to such date;

(d)            by either the Company or Parent if there shall have been a breach by Parent, on the one hand, or by the Company, on the other hand, of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 8.2 (in the case of a breach by the Company) or Section 8.3 (in the case of a breach by Parent), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) forty-five (45) Business Days after providing written notice of such breach to the breaching party and (ii) the Outside Date;

(e)            by the Company if (i) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than those that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination or the failure of which to be satisfied is in any material part due to a breach by Parent of any of its representations, warranties, covenants or agreements contained in this Agreement), (ii) the Company has confirmed by written notice to Parent that all conditions set forth in Section 8.3 have been satisfied (other than those that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination) or that it would be willing to waive any unsatisfied conditions in Section 8.3 and (iii) Parent fails to consummate the Closing within two (2) Business Days following the time specified in Section 2.2 for the Closing to occur; and

(f)            by Parent if (i) all of the conditions set forth in Section 8.1 and Section 8.3 have been satisfied (other than those that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination or the failure of which to be satisfied is in any material part due to a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement), (ii) Parent has confirmed by written notice to the Company that all conditions set forth in Section 8.2 have been satisfied (other than those that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at the time of such termination) or that it would be willing to waive any unsatisfied conditions in Section 8.2 and (iii) the Company fails to consummate the Closing within two (2) Business Days following the time specified in Section 2.2 for the Closing to occur.

Any proper termination of this Agreement pursuant to this Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other parties.

9.2               Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto or its respective affiliates, directors, officers, employees, shareholders, partners, members or other

Representatives, other than pursuant to the provisions of Section 7.1 (Expenses), Section 7.3 (Publication/Distribution of Agreement), this Section 9.2 (Effect of Termination), and ARTICLE 11 (General Provisions) (which Sections and Articles shall survive any termination of this Agreement); provided that no such termination of this Agreement shall relieve or otherwise affect the liability of any party hereto for any willful and intentional breach of this Agreement by such party prior to such termination or any Fraud by or on behalf of such party.  For purposes hereof, a “willful and intentional breach” shall mean a material breach of any representation, warranty, covenant or other agreement set forth in this Agreement that is a consequence of an act undertaken or failure to act by the breaching party with the actual knowledge that the taking of such act or failure to act would cause a breach of this Agreement.

ARTICLE 10.
 INDEMNIFICATION

10.1             Indemnification of Parent Indemnitees.

(a)            From and after the Closing, subject to this Article 10, each Shareholder (other than the ESOP, for which indemnification will be provided solely from the Indemnity Escrow Account) shall indemnify Parent, its affiliates and each of their respective officers, directors, managers, employees, stockholders, members, controlling Persons, agents, successors, permitted assignees, and other Representatives (the “Parent Indemnitees”) against, from and in respect of, and hold it harmless from, and compensate and reimburse it for, any Loss (other than a Loss which is indemnifiable under Section 7.2(b)) suffered or incurred by such Parent Indemnitee arising from or in connection with:

(i)            any failure of any Company Fundamental Representation or any Shareholder Fundamental Representation of such Shareholder to be true and correct as of the Closing Date as though made on and as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, which representations and warranties need only be true and correct as of such date);

(ii)            any breach of any covenant or agreement of such Shareholder or, prior to the Closing, the Company or any of its Subsidiaries contained in this Agreement, but excluding the covenant or agreement in Section 7.5(c) regarding ISRA;

(iii)           to the extent not paid to Parent from the Purchase Price Escrow Account, the Adjustment Amount; and

(iv)           any foreclosure upon, or exercise of rights by a Governmental Entity in respect of, the estate tax Lien described in Section 3.6(b)(i) of the Company Disclosure Schedule.

(b)            The obligation to provide for indemnification under Section 10.1(a), other than with respect to the failure of a Shareholder Fundamental Representation to be true and correct, shall be proportionate to such Shareholder’s Fully Diluted Pro Rata Portion of the applicable Losses (such that the total amount of such indemnity is equal to 100% of the applicable Losses).  The obligation to provide indemnification in the case of the failure of a Shareholder Fundamental Representation to be true and correct shall be borne solely by the applicable Shareholder to whom such representation relates and the obligation to provide indemnification pursuant to Section 10.1(a)(iv) shall be borne solely by the Shareholders holding the Common Stock subject to the estate tax Lien described in Section 3.6(b)(i) of the Company Disclosure Schedule.  Each Shareholder’s obligation to provide indemnification pursuant to Section 10.1 shall be several and not joint.

(c)            Parent’s sole and exclusive remedy for indemnification claims under Section 10.1(a) against the ESOP shall be to assert, otherwise in accordance with the terms of this Agreement, claims against the Indemnity Escrow Account and the ESOP shall not otherwise have any indemnification obligation to any Parent Indemnitee.

(d)            Except in the case of Fraud and except with respect to any liability pursuant to Section 10.1(a)(iv), each Shareholder’s aggregate liability pursuant to Section 10.1(a) shall not exceed such Shareholder’s Fully Diluted Pro Rata Portion of $13,200,000.

10.2             Indemnification by Parent.

(a)            From and after the Closing, Parent shall indemnify each Shareholder, its affiliates and each of their respective officers, directors, managers, employees, stockholders, members, controlling Persons, agents, successors, permitted assignees and other Representatives (the “Shareholder Indemnitees”) against, from and in respect of, and hold it harmless from, and compensate and reimburse it for, any Loss suffered or incurred by such Shareholder Indemnitee arising from or in connection with:

(i)            any failure of (x) any Parent Fundamental Representation to be true and correct as of the Closing Date as though made on and as of the Closing Date (except with respect to representations and warranties that address matters only as of a particular date, which representations and warranties need only be true and correct as of such date); or (y) any representation or warranty contained in any certificate or document delivered pursuant hereto to be true and correct as of the date of delivery to the Company or the Shareholders;

(ii)           any breach of any covenant or agreement of Parent contained in this Agreement; and

(iii)          failure to comply with any requirements of ISRA (as it may be amended after the Closing) arising from the transactions contemplated by this Agreement.

(b)            Except in the case of Fraud, Parent shall not be required to indemnify any Shareholder Indemnitee and shall not have any liability pursuant to Section 10.2(a)(i) for any amount in excess of $13,200,000.

10.3             Calculation of Losses.  The amount of any Loss for which indemnification is provided under this ARTICLE 10 shall be net of any amounts actually recovered by the indemnified party (after giving effect to any applicable deductible, retention, collection costs, retrospectively rated premiums and increase in future premiums as a result of or incurred in connection with the claim) under insurance policies (including the Representation & Warranty Insurance) with respect to such Loss.  Parent shall, and shall cause the other Parent Indemnitees to, use commercially reasonable efforts to seek all available recovery under all insurance policies covering any such Loss including but not limited to the R&W Insurance.  In the event that an insurance or other recovery is made by any Parent Indemnitee with respect to any Loss for which any such Parent Indemnitee has been indemnified hereunder, then a refund for such amount (after giving effect to any applicable deductible, retention, collection costs, retrospectively rated premiums and increase in future premiums as a result of or incurred in connection with the claim) shall be promptly made to the applicable indemnifying party.  Parent waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.

10.4             Termination of Indemnification.  The obligations to indemnify, hold harmless, compensate and reimburse any person (i) pursuant to Section 10.1(a)(i) or 10.2(a)(i) shall terminate when the applicable representation or warranty terminates pursuant to Section 11.1, (ii) pursuant to Section 10.1(a)(ii) or 10.2(a)(ii) shall terminate 60 days after the expiration of the applicable statute of limitations (including all extensions thereof with respect to such Contract or agreement), (iii) pursuant to Section 10.2(a)(iii) shall terminate 60 days after the expiration of the statute of limitations applicable to any failure to comply with any requirements of ISRA (as it may be amended after the Closing) arising from the transactions contemplated by this Agreement, and (iv) pursuant to the other clauses of Section 10.1 shall not terminate; provided, however, that such obligations to indemnify, hold harmless, compensate and reimburse shall not terminate with respect to any item as to which the person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 10.5 to the party to be providing the indemnification.

10.5             Procedures.

(a)            Third Party Claims.  In order for a person (the “indemnified party”) to be entitled to any indemnification provided for under Section 7.2, 10.1 or 10.2 in respect of, arising out of or involving a claim made by any person against the indemnified party (a “Third Party Claim”), such indemnified party must notify Parent (if the indemnified party is a Shareholder Indemnitee) and the Shareholders’ Representative (if the indemnified party is a Parent Indemnitee) (such party, the “indemnifying party representative”) in writing (and in reasonable detail) of the Third Party Claim within 10 Business Days after receipt by such indemnified party of written notice of the Third Party Claim; provided, however, that, subject to Sections 10.4 and 11.1, failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced in any material respect as a result of such failure.  Thereafter, the indemnified party shall deliver to the indemnifying party representative copies of all written notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b)            Assumption.  If a Third Party Claim is made against an indemnified party, the indemnifying party representative, at its sole cost and expense, shall be entitled to assume the defense thereof with counsel selected by the indemnifying party representative; provided, however, that if such counsel is reasonably objected to by the indemnified party on the basis of an actual conflict with such indemnified party, the Indemnifying Party shall thereafter assume the defense with counsel that does not have an actual conflict with such indemnified party.  Subject to the limitations set forth in this Section the indemnifying party representative shall be entitled to assume the defense of such Third Party Claim with such counsel if it gives notice of its intention to do so to such indemnified party within 30 days of the receipt of notice of the Third Party Claim required by Section 10.5(a); provided that, prior to assuming control of such defense, the indemnifying party representative shall acknowledge that assuming that the claims made are true it would have an indemnity obligation for any Loss resulting from such Third Party Claim as provided under Section 7.2 or this ARTICLE 10 (it being understood that such acknowledgment would be based on the facts known at the time it is made).  The indemnifying party representative shall not be entitled to assume or control the defense of any Third Party Claim, and shall pay the fees and expenses of a single firm of principal counsel retained by the indemnified party in connection therewith, if (x) the indemnifying party representative does not deliver the acknowledgment described in the immediately preceding sentence of this Section 10.5(b) within 30 days of receipt of notice of the claim pursuant hereto; (y) the claim arises in connection with any criminal proceeding, action, indictment, allegation or investigation; or (z) the indemnifying party representative has failed or is failing to prosecute or defend vigorously the claim.  If the indemnifying party representative assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the indemnifying party representative) separate from the counsel employed by the indemnifying party representative, it being understood that the indemnifying party representative shall control such defense.  The indemnifying party representative shall be liable for the fees and expenses of a single firm of principal counsel employed by the indemnified party.  If the indemnifying party representative chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the indemnifying party representative’s request) the provision to the indemnifying party representative of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Whether or not the indemnifying party representative assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party representative’s prior written consent.  If the indemnifying party representative assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party representative may recommend and which (i) by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, (ii) expressly and unconditionally releases the indemnified party completely in connection with such Third Party Claim, (iii) does not impose any injunctive or other equitable relief on the indemnified party and (iv) does not include any admission or finding of any violation of applicable Law by or otherwise expressly disparage the indemnified party.

(c)            Other Claims.  In the event any indemnified party should have a claim against any indemnifying party under Section 10.1 or 10.2 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party representative.  Subject to Sections 10.4 and 11.1, the failure by any indemnified party to so notify the indemnifying party representative shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 10.1 or 10.2, except to the extent that the indemnifying party representative demonstrates that it has been actually prejudiced in any material respect by such failure.

10.6             Release from Indemnity Escrow Account. Upon resolution of any claim by any Parent Indemnitee for indemnification claims pursuant to Section 10.1(a) that is properly claimed against the Indemnity Escrow Account (including any Interim Outstanding Claims and Outstanding Claims), Parent and the Shareholders’ Representative shall promptly provide joint written instructions to the Escrow Agent to release from the Indemnity Escrow Account, as applicable, (i) to Parent, an amount equal to the ESOP’s Fully Diluted Pro Rata Portion of the amount of such claim resolved in favor of the Parent Indemnitee and (ii) to the extent such claim is resolved at or after the Indemnity Escrow Release Date, to the ESOP, an amount equal to the ESOP’s Fully Diluted Pro Rata Portion of the amount of such claim resolved in favor of the Shareholders.  At such time as all Outstanding Claims have been resolved, Parent and the Shareholders’ Representative shall promptly provide joint written instructions to the Escrow Agent to release from the Indemnity Escrow Account to the ESOP the remainder of the amounts in the Indemnity Escrow Account.

10.7             Release from Tax Return Escrow Account.  Upon resolution of any claim by any Parent Indemnified Party for indemnification in accordance with Section 7.2(b) and (c) for Taxes shown as due and payable on any Pre-Closing Tax Return that is properly claimed against the Tax Return Escrow Account (including any Outstanding Tax Return Claims), Parent and the Shareholders’ Representative shall promptly provide joint written instructions to the Escrow Agent to release from the Tax Return Escrow Account, as applicable, (i) to Parent, an amount equal to the ESOP’s Fully Diluted Pro Rata Portion of the amount of such claim resolved in favor of the Parent Indemnified Party and (ii) to the extent such claim is resolved at or after the Tax Return Escrow Release Date, to the ESOP, an amount equal to the ESOP’s Fully Diluted Pro Rata Portion of the amount of such claim resolved in favor of the Shareholders.  At such time as all Outstanding Tax Return Claims have been resolved, Parent and the Shareholders’ Representative shall promptly provide joint written instructions to the Escrow Agent to release from the Tax Return Escrow Account to the ESOP the remainder of the amounts in the Tax Return Escrow Account, if any.

10.8             Release from Tax Escrow Account.  Upon resolution of any claim by any Parent Indemnified Party for indemnification in accordance with Section 7.2(b) and (c) for any Tax Return Excess or Taxes other than Taxes shown as due and payable on any Pre-Closing Tax Return that is properly claimed against the Tax Escrow Account (including any Outstanding Tax Claims), Parent and the Shareholders’ Representative shall promptly provide joint written instructions to the Escrow Agent to release from the Tax Escrow Account, as applicable, (i) to Parent, an amount equal to the ESOP’s Fully Diluted Pro Rata Portion of the amount of such claim resolved in favor of the Parent Indemnified Party and (ii) to the extent such claim is resolved at or after the Tax Escrow Release Date, to the ESOP, an amount equal to the ESOP’s Fully Diluted Pro Rata Portion of the amount of such claim resolved in favor of the Shareholders.  At such time as all Outstanding Tax Claims have been resolved, Parent and the Shareholders’ Representative shall promptly provide joint written instructions to the Escrow Agent to release from the Tax Escrow Account to the ESOP the remainder of the amounts in the Tax Escrow Account, if any.

10.9             Damages.  Notwithstanding anything contrary in this Agreement, no party hereto shall have any liability for any exemplary or punitive damages, in each case, other than for exemplary or punitive damages paid to a third party in connection with any Third Party Claim.

10.10       Tax Treatment.  The parties shall treat any payment made under this Article 10 as an adjustment to the Adjusted Base Consideration for Tax Purposes.

ARTICLE 11.
 GENERAL PROVISIONS

11.1             Survival of Representations, Warranties and Agreement.  The representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall survive the Closing as follows:  (a) the representations and warranties, other than the Company Fundamental Representations, the Shareholder Fundamental Representations and the Parent Fundamental Representations, shall not survive the Closing; and (b) the Company Fundamental Representations, the Parent Fundamental Representations, the Shareholder Fundamental Representations and the covenants and agreements shall survive until 60 days after the last date on which the right to assert any claim under Section 10.1(a) of this Agreement expires under the relevant statute of limitation (including all extension thereof).  It is understood that nothing in this Section 11.1 is intended to affect or limit the ability of Parent to recover under the R&W Insurance for any matters covered thereunder), and that this Section 11.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance, or creates rights or remedies, after (a) the Closing, including, without limitation, those contained in this ARTICLE 10, Section 7.2, Section 7.4, Section 7.6 and Section 7.7 or (b) the termination of this Agreement, pursuant to ARTICLE 9.

11.2             Exclusive Remedy.

(a)            Notwithstanding anything in this Agreement to the contrary, other than claims of, or causes of action arising from Fraud, from and after the Closing, Parent Indemnitees shall be entitled to recovery solely and exclusively from the R&W Insurance for any and all Losses arising out of any breaches of the representations and warranties of the Company and the Shareholders (other than Company Fundamental Representations and Shareholder Fundamental Representations), in each case made in this Agreement or in any certificate or document delivered pursuant hereto.

(b)            Except as set forth in Section 11.2(a) and notwithstanding anything in this Agreement to the contrary, other than claims of, or causes of action arising from Fraud, from and after the Closing, the sole and exclusive remedy of Parent Indemnitees and the Shareholder Indemnitees with respect to any and all claims arising out of or relating to Parent’s investigation of the Company, this Agreement, the negotiation and execution of this Agreement or any certificate or other document made or delivered pursuant to this Agreement (except to the extent otherwise expressly set forth herein or therein) or the performance by the parties hereto of its or their terms, shall be the indemnification provisions set forth in Section 7.2, Section 7.7 or ARTICLE 10 and in no event shall any Shareholder be liable for any other indemnification or other payment to Parent under or in connection with this Agreement, other than (i) for the Adjustment Amount as set forth in Section 3.4 and (ii) pursuant to the express terms of the Escrow Agreement.  Other than claims of, or causes of action arising from Fraud, in no event shall the Parent Indemnitees or the Shareholder Indemnitees have any right to seek any indemnification, payment or any other recourse of any type, under or in connection with, this Agreement or otherwise from any Shareholder or Parent, except as set forth in this Section

11.2(b).  Notwithstanding anything to the contrary herein, this Section 11.2(b) shall not limit the rights (including the right to pursue all available remedies) or obligations of Parent, its Subsidiaries (including, for the avoidance of doubt, the Company and its Subsidiaries) or any other party to any of the Contracts listed in Section 4.15 of the Company Disclosure Schedule under any such Contracts.

(c)            If any Shareholder or other Person commits or has committed Fraud, including in respect of Section 3.6, the liability of, or other remedy with respect to, such Shareholder or other Person under applicable Law (whether statutory or common Law) in connection with such Fraud shall be determined by applicable Law.  If Fraud is committed in the making of the representations and warranties pursuant to Article 4 or is committed by a Specified Person in respect of the transactions contemplated hereby, the Shareholders (other than the ESOP) shall have several and not joint liability for the Losses arising from such Fraud (whether or not such Shareholder committed or participated in such Fraud) and each Shareholder (other than the ESOP) shall be obligated solely for such Shareholder’s Fully Diluted Pro Rata Portion of Losses arising from such Fraud.

(d)            Parent acknowledges and agrees that notwithstanding anything in this Agreement to the contrary, the Parent Indemnitees shall have no recourse against the ESOP or the ESOP’s trustee, for claims of, or causes of action arising from, Fraud.

11.3             Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) when received if delivered personally, (b) on the next Business Day if sent by overnight courier for next Business Day delivery (providing proof of delivery), (c) on receipt of confirmation if sent by facsimile, (d) in five (5) Business Days if sent by United States registered or certified mail, postage prepaid (return receipt requested), or (e) upon receipt of delivery confirmation if sent by email to the other parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)            if to Parent or, following the Closing, the Company:

Ashland Global Holdings, Inc.
50 East RiverCenter Boulevard,
Covington, Kentucky 41011
Attention: Peter Ganz
Email: Pganz@ashland.com

with a copy to:

 Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention:  Thomas E. Dunn
Facsimile No.:  (212) 474-3700
 Email:  tdunn@cravath.com

(b)            if to the Company or the Shareholders, to:

Pharmachem Laboratories Inc.
265 Harrison Avenue
Kearny, New Jersey 07032
Attention: Colin MacIntyre
Facsimile No.: 201.991.5674
Email: cmacintyre@pharmachemlabs.com

with a copy to:

Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, New York  10019-9710
Attention:  Derek Stoldt, Aaron Gardner and John Geelan
Facsimile No.:  (212) 836-6532, (212) 836-6574 and (212) 836-6421
 Email:  derek.stoldt@apks.com, aaron.gardner@apks.com and
             john.geelan@apks.com

(c)            if to the Shareholders’ Representative:

Raich Ende Malter & Co. LLP
175 Broadhollow Road, Suite 250
Melville, NY 11747
Attention: Howard P. Tatz
Facsimile No.: (516) 228-9122
Email:  htatz@rem-co.com

and

Catherine Holmes
15 Saddle Ridge Road
Ho-Ho-Kus, New Jersey 07423
Email: catherinefiscoholmes@gmail.com

with copies to:

Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, New York 10019-9710
Attention:  Derek Stoldt, Aaron Gardner and John Geelan
Facsimile No.:  (212) 836-6532, (212) 836-6574 and (212) 836-6421
Email:  derek.stoldt@apks.com, aaron.gardner@apks.com and
               john.geelan@apks.com

and

Greenberg Traurig, P.A.
5100 Town Center Circle, Suite 400
Boca Raton, Florida  33486
Attention:  Jeffrey S. Kahn
Facsimile No.: (561) 367 6235
Email:  KahnJ@gtlaw.com

11.4            Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.  The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

11.5             Entire Agreement; No Third-Party Beneficiaries.  Except for the Confidentiality Agreement, which the parties hereto agree shall terminate and be of no further force and effect as of the Closing, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the parties hereto, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.  Neither this Agreement nor any other agreements contemplated hereby, is intended to confer upon any Person other than the parties hereto any legal or equitable rights or remedies except as provided in Section 7.6(f), Section 7.7(d) and Section 11.16.

11.6             Amendment.  This Agreement may be amended by the parties hereto at any time by an instrument in writing signed on behalf of each of the parties hereto.

11.7             Extension; Waiver.  At any time prior to the Closing, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained in this Agreement by any other party or in any document, certificate or writing delivered pursuant hereto by any other applicable party, or (c) waive compliance with any of the covenants, agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

11.8             Governing Law.  This Agreement and the agreements, instruments and documents contemplated hereby shall be exclusively governed by, and construed in accordance with, the Laws of the State of Delaware regardless of the Laws that might otherwise govern under applicable principles of conflict of laws thereof.

11.9             Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (in whole or in part) by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void and of no effect; provided, however, that Parent may, without the consent of any other party, assign its rights, interests and obligations under this Agreement to Ashland Global Holdings Inc. or any of its

Subsidiaries but no such assignment shall relieve Parent of its obligations hereunder.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the preceding sentences, this Agreement shall be binding upon, and shall inure to the benefit of, and shall be enforceable by the parties hereto and their respective successors and assigns.

11.10       Shareholders’ Representative.

(a)            Powers.  The Shareholders’ Representative is hereby appointed as the Shareholders’ true and lawful attorney-in-fact and agent, with full powers of substitution and substitution, in the Shareholders’ name, place and stead, in all capacities regarding any matter under this Agreement or otherwise relating to this Agreement, including for the purposes of:  (i) making decisions with respect to the determination of the calculations set forth in the Pre-Closing Statement and Post-Closing Statement; (ii) entering into any settlement or submitting any dispute relating to the Post-Closing Statement; (iii) taking any action that may be necessary or desirable, as determined by the Shareholders’ Representative, in its sole discretion, in connection with the termination of this Agreement in accordance with the terms hereof; (iv) taking any action that may be necessary or desirable, as determined by the Shareholders’ Representative, in its sole discretion, in connection with the closing of the transactions hereunder, including to determine the amount of the Reserve to be retained and the amount, timing and circumstances of any distribution from the Reserve; (v) taking any and all actions that may be necessary or desirable, as determined by the Shareholders’ Representative, in its sole discretion, in connection with any amendment to this Agreement in accordance with the terms hereof; (vi) accepting notices on behalf of Shareholders; (vii) executing and delivering, on behalf of the Shareholders, any and all notices, documents or certificates to be executed by the Shareholders, in connection with the transactions contemplated by this Agreement; (viii) making any payments or paying any expenses under or in connection with this Agreement; (ix) granting any consent or approval on behalf of the Shareholders or any of them; (x) entering into any settlement, modifying any indemnification or reimbursement obligation, or instituting or defending any litigation relating to any claim for Losses against the Shareholders or any of them; and (xi) taking any and all actions and doing any and all other things provided in, contemplated by or related to this Agreement or the actions contemplated hereby to be performed on behalf of any Shareholder.  As the representative of the Shareholders, the Shareholders’ Representative shall act as the agent for each Shareholder and shall have authority to bind each such Shareholder, and Parent may rely on such appointment and authority until the receipt of notice of the appointment of a successor upon two (2) Business Days’ prior written notice by the existing Shareholders’ Representative to Parent.  The grant of authority described herein (i) is coupled with an interest and is irrevocable and survives the death, incompetency, bankruptcy or liquidation of any Shareholder and (ii) survives the consummation of the transactions contemplated hereby.

(b)            Reserve.  In order to cover expenses of the Shareholders’ Representative and potential obligations under Section 3.3 hereof, at Closing the Shareholders’ Representative shall establish a reserve (the “Reserve”) equal to the Reserve Amount with the funds paid by Parent to the Shareholders’ Representative pursuant to Section 3.2(b).  The Reserve Amount shall be increased or decreased based upon interest earned thereon and distributions made therefrom, or other amounts received or held by the Shareholders’ Representative.  The Reserve may be held or disbursed by the Shareholders’ Representative in its discretion to cover any such expenses or potential obligations which may arise in connection with this Agreement for payment after the Closing Date.  Each Shareholder shall be entitled to its Fully Diluted Pro Rata Portion of any amount released from the Reserve to the Shareholders, except to the extent that the Shareholders’ Representative shall have paid a disproportionate amount of any expenses or obligations on behalf of any Shareholder. The retention of amounts by the Shareholders’ Representative shall not be evidence that the Company, the Shareholders or Parent has breached any provision of this Agreement or that any amount is due or owing hereunder.

(c)            Liability.  The Shareholders’ Representative will not be liable to any Shareholder for any act done or omitted under this Agreement as the Shareholders’ Representative while acting in good faith, and any act taken or omitted to be taken pursuant to the advice of counsel will be conclusive evidence of such good faith.

11.11       Specific Performance; Enforcement.

(a)            The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in Section 11.12, this being in addition to any other remedy to which they are entitled at law or in equity, which right shall include the right of the Company to cause the transactions contemplated by this Agreement to be consummated.  Any party seeking an injunction, a decree or order of specific performance shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition and not in substitution for any other remedy to which such party is entitled at law or in equity.

(b)          If a court of competent jurisdiction has declined to specifically enforce the obligations of Parent to consummate the transactions contemplated hereby pursuant to a claim for specific performance brought against Parent, the Company may, for and on behalf of the Shareholders, seek and recover damages (including damages based on loss of the economic benefits of the transactions contemplated hereby to the Shareholders based on the consideration that would have otherwise been payable to the Shareholders or otherwise) for any breach of this Agreement by Parent, which right is hereby expressly acknowledged and agreed to by Parent.

11.12        Jurisdiction.

(a)            Each of the parties irrevocably (i) submits itself to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware) for the purpose of any litigation directly or indirectly based upon, relating to or arising out of this Agreement or any of the transactions contemplated hereby or the negotiation, execution or performance hereof or thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the Chancery Court of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, in the Superior Court of the State of Delaware or the United States District Court for the District of Delaware).  Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any litigation with respect to this Agreement, (x) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 11.12(a), (y) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.  Each of the parties hereby irrevocably consents to service being made through the notice procedures set forth in Section 11.3 and agrees that service of any process, summons, notice or document by personal delivery to the respective addresses set forth in Section 11.3 shall be effective service of process for any litigation in connection with this Agreement or the transactions contemplated hereby.  Nothing in this Section 11.12(a) shall affect the right of any party to serve legal process in any other manner permitted by Law.

11.13       WAIVER OF TRIAL BY JURY.  EACH PARTY HERETO AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

11.14       Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held by a court of competent jurisdiction in a final and non-appealable Order to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic and legal substance of the transactions contemplated hereby are not affected in a manner materially adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

11.15       Company Disclosure Schedule.  All capitalized terms not defined in the Company Disclosure Schedule shall have the meanings ascribed to them in this Agreement.  The representations, warranties, covenants and agreements of the Company and the Shareholders set forth in this Agreement are made and given subject to, and are qualified by, the Company Disclosure Schedule.  Any disclosure set forth in one section of the Company Disclosure Schedule shall be deemed to apply to and qualify the section of this Agreement to which it corresponds in number and each other section of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection.  The Company Disclosure Schedule may include brief descriptions or summaries of certain agreements and instruments.  The descriptions or summaries do not purport to be comprehensive and are qualified in their entirety by reference to the text of the documents described.  No disclosure set forth in the Company Disclosure Schedule relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.  The inclusion of any information in the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgment that such information (a) is required by the terms of this Agreement to be disclosed, (b) is material to the Company, its Subsidiaries or any other party, (c) has resulted in or would result in a Company Material Adverse Effect or (d) is outside the ordinary course of business.  Matters reflected in the Company Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule.  Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

11.16       Legal Representation.  Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, partners, officers, employees and affiliates, that Arnold & Porter Kaye Scholer LLP may serve as counsel to each and any Shareholder and its affiliates (individually and collectively, and including the Shareholders’ Representative, the “Shareholder Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the Closing, Arnold & Porter Kaye Scholer LLP (or any successor) may serve as counsel to each and any member of the Shareholder Group or any director, partner, officer, employee or affiliate of any member of the Shareholder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation and each of the parties hereto (including, but not limited to, the Company) hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any affiliate thereof to consent to waive any conflict of interest arising from such representation.  Parent agrees that, as to all communications among Arnold & Porter Kaye Scholer LLP, the Company and its Subsidiaries, the Shareholders and their respective affiliates and the Shareholders’ Representative that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Shareholders and their respective affiliates and/or the Shareholders’ Representative, as applicable, and may be controlled by the Shareholders and their respective affiliates and/or the Shareholders’ Representative and shall not pass to or be claimed by Parent or the Company or its Subsidiaries.  Notwithstanding the foregoing, in the event that a dispute arises between Parent or the Company or its Subsidiaries and a third party other than a party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Arnold & Porter Kaye Scholer LLP to such third party; provided, however, that the Company may not have access to such confidential communications or waive such privilege without the prior written consent of the Shareholders’ Representative.  This Section 11.16 is for the benefit of the Shareholder Group and such Persons are intended third-party beneficiaries of this Section 11.16.

11.17       No Obligation or Liability of Nonparties.  Except with respect to claims of, or causes of action arising from Fraud, any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein.  Except with respect to claims of, or causes of action arising from, Fraud or claims brought against the Shareholders as parties to this Agreement, no former, current or future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, members, managers, agents, trustees, affiliates, general or limited partners or assignees of the Company, the Shareholders, Parent, the Shareholders’ Representative or of any former, current or future direct or indirect equity holder, controlling person, shareholder, director, officer, employee, member, manager, trustee, general or limited partner, affiliate, agent or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, the Shareholders or  Parent under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another Person or otherwise.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ASHLAND LLC

By:	/s/ J. Kevin Willis
	Name:	J. Kevin Willis
	Title:	Senior Vice President and Chief Financial Officer

[SIGNATURE PAGE TO THE STOCK PURCHASE AGREEMENT]

Company: Pharmachem Laboratories, Inc.

By:	/s/ Colin Macintyre
	Name:	Colin Macintyre
	Title:	Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

Shareholders DAH 2012 Trust No. 3 U/A/D December 27, 2012

By:	/s/ Howard Tatz
	Name:	Howard Tatz
	Title:	Trustee

DAH 2012 Trust No. 2 U/A/D December 27, 2012

By:	/s/ Howard Tatz
	Name:	Howard Tatz
	Title:	Trustee

CMH Investment Holdings LLC

By:	/s/ Catherine M. Holmes
	Name:	Catherine M. Holmes
	Title:	Sole Voting Member and Manager

[Signature Page to Stock Purchase Agreement]

Pharmachem Laboratories, Inc. Employee Stock Ownership Trust

By:  Wilmington Trust, N.A., not in its corporate or individual capacity, but solely in its capacity as Trustee of the Pharmachem Laboratories, Inc. Employee Stock Ownership Trust

By:	/s/ Jason L. Johnson
	Name:	Jason L. Johnson, Vice President
	Title:	Wilmington Trust, N.A.

[Signature Page to Stock Purchase Agreement]

Atom Minority Shareholder

By:	/s/ Dr. David M. Peele
Dr. David M. Peele

[Signature Page to Stock Purchase Agreement]

Shareholders’ Representative: Photon SH Representative LLC, solely in its capacity as the Shareholders’ Representative

By:	/s/ Howard P. Tatz
	Name:	Howard P. Tatz
	Title:	Manager

[Signature Page to Stock Purchase Agreement]

Exhibit A

Company Shareholder	Shares of Common Stock
CMH Investment Holdings LLC	246.22
DAH 2012 Trust No. 2 U/A/D December 27, 2012	28.1
DAH 2012 Trust No. 3 U/A/D December 27, 2012	28.1
Pharmachem Laboratories, Inc. Employee Stock Ownership Trust	156.9646